                                                    FILED PURSUANT TO RULE 424B2
                                                            FILE NUMBER 333-4835

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS + +PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN + +OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY + +SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR +
+SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       +
+SECURITIES LAWS OF ANY SUCH STATE.                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 1997

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED AUGUST 22, 1996)

                                3,000,000 SHARES

                       [LOGO OF ALASKA AIR GROUP, INC.]
                                  COMMON STOCK

                                  -----------

  All the shares of Common Stock offered hereby are being sold by Alaska Air Group, Inc. ("Alaska Air Group" or the "Company"). Of the 3,000,000 shares of Common Stock offered, 2,550,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 450,000 shares are being offered outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price per share and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "ALK." On November 14, 1997, the last reported sales price of the Common Stock on the NYSE was $35 1/2 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE S-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                                        PRICE TO          UNDERWRITING         PROCEEDS TO
                                         PUBLIC            DISCOUNT(1)          COMPANY(2)
------------------------------------------------------------------------------------------
Per Share.......................          $                   $                   $
------------------------------------------------------------------------------------------
Total(3)........................          $                   $                   $
==========================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an additional 382,500 shares and 67,500 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $    , $     and $    ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York, New York on or about
       , 1997.

                                  -----------
MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                                  -----------

             The date of this Prospectus Supplement is      , 1997.

   [ARTWORK--MAP OF THE ALASKA AIRLINES AND HORIZON AIRLINES ROUTE SYSTEMS]

                          FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe-harbor created by such sections. All statements other than statements of historical facts included in this Prospectus Supplement, including, without limitation, the statements under "Prospectus Supplement Summary," "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere or incorporated by reference herein regarding industry prospects and the Company's results of operations or financial position are forward-looking statements. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that the Company's actual results may differ significantly from management's expectations and, therefore, from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein. Investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act and are incorporated into this Prospectus by reference and made a part hereof: Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and Alaska Air Group's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, the description of Alaska Air Group's Common Stock contained in Alaska Air Group's Registration Statement on Form 8-A filed with the Commission on September 19, 1985, including any amendments or reports filed for the purposes of updating such description, and the description of the rights to purchase Series A Participating Preferred Stock in Alaska Air Group's Registration Statement on Form 8-A filed with the Commission on December 11, 1986, including any amendments or reports filed for purposes of updating such description.

  All documents filed by Alaska Air Group pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus Supplement, and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. Alaska Air Group will provide without charge to each person to whom a copy of this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus Supplement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to the office of the Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, Washington 98168 (telephone (206) 433-
3131).

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERINGS, MAY BID FOR AND PURCHASE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                 [This page has been intentionally left blank.]

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the detailed information and consolidated financial statements included elsewhere herein or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement should be read in conjunction with the accompanying Prospectus dated August 22, 1996. Unless indicated otherwise, the information contained herein assumes that the Underwriters' over-allotment options are not exercised.

                                  THE COMPANY

  Alaska Air Group provides air transportation services to the West Coast as well as to Canada, Mexico and Russia through its two principal subsidiaries, Alaska Airlines, Inc. ("Alaska Airlines") and Horizon Air Industries, Inc. ("Horizon"). Alaska Airlines, founded in 1932, is the tenth largest commercial air carrier in the United States. Its major centers of operations are Seattle, Washington; Portland, Oregon; and Anchorage, Alaska. From these principal cities, the airline serves destinations in Alaska; to Alaska from the West Coast; along the west coasts of the United States, Canada (Vancouver) and Mexico; and to Russia. As of September 30, 1997, Alaska Airlines operated 78 jet aircraft with an average age of approximately 7.3 years. Horizon is the largest regional airline in the Pacific Northwest and operates from hubs at Seattle and Portland. Through a code-sharing agreement with Alaska Airlines, Horizon provides interconnecting passenger traffic to Alaska Airlines. As of September 30, 1997, Horizon operated 57 jet and turbo-prop aircraft with an average age of approximately 9.7 years. The Company also has code-sharing agreements between Northwest Airlines and both Alaska Airlines and Horizon.

  The Company has experienced consistent revenue growth since 1992 primarily due to capacity growth and improving load factors. By concentrating in one geographic area, the West Coast, the Company has been able to capture the largest departure share in the major markets where it operates. Through a cost reduction program begun in 1992, Alaska Airlines reduced operating expenses per ASM by over 20% and believes it is one of the lowest cost carriers among major airlines. Additionally, the Company has had consistent financial results, realizing a profit in 22 of the last 24 years.

  In 1996, Alaska Air Group's consolidated operating revenues and operating income were approximately $1.6 billion and $89.0 million, respectively. During this period, 90% of operating revenues were from passenger services, 6% from freight and mail, and 4% from mileage plan partners and other nonpassenger sources. Alaska Airlines carried approximately 11.8 million passengers during this period and accounted for approximately 81% of Alaska Air Group's consolidated operating revenues. In 1996, Horizon carried approximately 3.8 million passengers and accounted for the remaining 19% of Alaska Air Group's consolidated operating revenues.

STRATEGY

  The Company's strategy is to identify target markets and then to achieve strong market positions by offering high-frequency, high-quality service at competitive prices. The Company's growth strategy has been and continues to be to increase frequencies in existing markets, as this strategy represents the lowest cost and lowest risk alternative. The combined route system of Alaska Airlines and Horizon, when viewed as a whole, blends aspects of both the hub-and-spoke and linear route system concepts, resulting in an integrated system that provides passengers with more frequent flights than the Company's competitors in a substantial majority of the 142 nonstop city pairs that the Company serves. Both Alaska Airlines and Horizon seek to differentiate themselves from their competitors by offering superior levels of value and service. The Company targets higher yielding travelers while offering low fares to discretionary travelers and, through its yield management system, is able to optimize this mix, resulting in higher overall yields and load factors. This capability will be further enhanced by a new yield management system that should be operational by mid-1998. Alaska Airlines' service has been recognized with a number of awards, including Airline of the Year or highest-ranked major airline recognition from Conde Nast Traveler magazine in each of the last five years, "Best U.S. Airline" designation from Travel and Leisure Magazine and high rankings in consumer magazines and customer surveys by J.D. Power & Associates and the Zagat's United States Travel Survey.

  The Company believes that its strategy of differentiating the products and services offered by Alaska Airlines and Horizon, together with maintaining low costs, will increase market share, result in higher load factors and consequently increase the spread between revenue per available seat mile ("ASM") ASM and cost per ASM.

                                 THE OFFERINGS

  The offering of 2,550,000 shares of common stock, par value $1.00 per share, including the associated preferred stock purchase rights (the "Common Stock") initially being offered in the United States and Canada (the "U.S. Offering") and the offering of 450,000 shares of Common Stock initially being offered outside the United States and Canada (the "International Offering") are collectively referred to as the "Offerings." See "Underwriting."

Shares of Common Stock
Offered:
   U.S. Offering............  2,550,000 shares
   International Offering...    450,000 shares
                              ---------
    Total................     3,000,000 shares
                              =========

Shares of Common Stock
 Outstanding After the
 Offerings..................  17,746,611 shares(1)

Use of Proceeds.............  The net proceeds to the Company from the
                               Offerings will be added to working capital and will be available for general corporate purposes, among which may be the financing of capital expenditures by Alaska Airlines and Horizon, including the acquisition of aircraft and related equipment. See "Use of Proceeds" in this Prospectus Supplement.

NYSE Symbol.................  "ALK"

Dividend Policy.............  The Company has not paid cash dividends on its Common Stock since 1992 and does not
                               currently anticipate paying cash dividends
                               in the foreseeable future. See "Price Range
                               of Common Stock and Dividend Policy."
--------
(1) Based on the number of shares outstanding as of September 30, 1997 (excludes shares issuable upon exercise of stock options and conversion of convertible debt).

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table summarizes selected financial and operating information for Alaska Air Group. The consolidated financial data for each of the five years ended December 31, 1996, set forth below, have been taken from the financial data included in Alaska Air Group's Form 10-K for the year ended December 31, 1996 incorporated by reference herein. The financial statements for the five years ended December 31, 1996 have been examined by Arthur Andersen LLP, independent public accountants. This summary should be read in conjunction with the financial statements, including the notes thereto, and other information appearing elsewhere or incorporated by reference herein. The selected financial information for the nine-month periods ended September 30, 1997 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that are necessary, in the opinion of management, for a fair presentation of results of operations for such periods. The airline business is seasonal in nature and the operating results for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the full year.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                         ------------------  ------------------------------------------------
                           1997      1996      1996      1995      1994      1993      1992
                         --------  --------  --------  --------  --------  --------  --------
                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                              AND OPERATING DATA)
CONSOLIDATED FINANCIAL
 DATA:
Statement of Income
 Data:
 Operating revenues..... $1,316.6  $1,233.0  $1,592.2  $1,417.5  $1,315.6  $1,128.3  $1,115.4
 Operating expenses.....  1,204.8   1,135.6   1,503.2   1,341.8   1,241.6   1,145.1   1,210.2
 Operating income
  (loss)................    111.8      97.4      89.0      75.7      74.0     (16.8)    (94.8)
 Net income (loss)......     57.3      43.6      38.0      17.3      22.5     (30.9)    (84.8)
 Average primary shares
  outstanding...........     14.7      14.3      14.3      13.5      13.4      13.3      13.3
 Primary earnings (loss)
  per share.............     3.90      3.06      2.65      1.28      1.68     (2.51)    (6.87)
 Fully diluted earnings
  per share.............     2.78      2.22      2.05      1.26      1.62       (a)       (a)
Balance Sheet Data (at
 end of period):
 Cash and marketable
  securities............ $  192.0  $  131.3  $  101.8  $  135.1  $  104.9  $  101.1  $   83.4
 Total assets...........  1,450.7   1,331.9   1,311.4   1,313.4   1,315.8   1,135.0   1,208.4
 Long-term debt and
  capital lease
  obligations...........    411.6     452.9     404.1     522.4     589.9     525.4     487.8
 Shareholders' equity...    336.1     277.7     272.5     212.5     191.3     166.8     196.7
ALASKA AIRLINES
 OPERATING DATA(B):
Revenue passenger miles
 (000,000)..............    7,896     7,524     9,831     8,584     7,587     5,514     5,537
Available seat miles
 (000,000)..............   11,589    11,409    14,904    13,885    12,082     9,426     9,617
Revenue passenger load
 factor.................     68.1%     65.9%     66.0%     61.8%     62.8%     58.5%     57.6%
Yield per passenger
 mile...................    12.46c    11.86c    11.67c    11.59c    12.20c    14.32c    14.50c
Operating revenue per
 available seat mile....     9.47c     8.81c     8.70c     8.23c     8.79c     9.62c     9.44c
Operating expenses per
 available seat mile....     8.53c     8.01c     8.10c     7.71c     8.27c     9.88c    10.49c
HORIZON AIR OPERATING
 DATA(B):
Revenue passenger miles
 (000,000)..............      658       656       867       841       733       560       486
Available seat miles
 (000,000)..............    1,070     1,097     1,462     1,414     1,165       986       905
Revenue passenger load
 factor.................     61.5%     59.8%     59.3%     59.5%     62.9%     56.8%     53.7%
Yield per passenger
 mile...................    32.94c    33.92c    33.14c    31.48c    33.35c    37.93c    40.69c
Operating revenue per
 available seat mile....    21.24c    21.25c    20.61c    19.77c    22.06c    22.65c    23.00c
Operating expenses per
 available seat mile....    21.00c    20.59c    20.60c    19.47c    20.95c    21.76c    22.19c

--------
(a) Antidilutive.

(b) See "Selected Financial and Operating Data" in this Prospectus Supplement for definition of terms.

                                 RISK FACTORS

  The Company identifies the following important factors, which could cause actual results to differ materially from any results that might be projected, forecast, estimated or budgeted by the Company, as forward-looking information. All such factors are difficult to predict and the majority are beyond the control of the Company. In evaluating an investment in the Common Stock, prospective investors should carefully review the information contained elsewhere in this Prospectus Supplement and should particularly consider the following factors. See "Forward-Looking Statements" in this Prospectus Supplement.

COMPETITION

  Competition in the air transportation industry is intense. Any domestic air carrier deemed fit by the United States Department of Transportation (the "DOT") is allowed to operate scheduled passenger service in the United States. In 1996, Alaska Airlines and Horizon together carried 2.3% of all U.S. domestic passenger traffic. Some of the Company's competitors are substantially larger than Alaska Airlines and Horizon, have greater financial resources and have more extensive route systems. Due to its shorthaul markets, Horizon is also subject to competition from surface transportation, particularly the private automobile.

  The airline industry is highly susceptible to price discounting, aided by the fact that airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. There can be no assurance that certain of the Company's competitors or a new entrant will not undercut the Company's fares in the future or increase capacity on routes in an effort to increase market share. Such activity by other airlines could reduce the level of fares or passenger traffic on the Company's routes to the point where profitable levels of operations could not be achieved.

FUEL

  Fuel costs represented 15.6% of the Company's total operating expenses in 1996 and 14.5% in the nine months ended September 30, 1997. Fuel prices, which can be volatile and are outside of the Company's control, can have a material adverse effect on the Company's business, financial condition and results of operations. A one cent change in the fuel price per gallon affects annual fuel costs by approximately $3.1 million (based on 1996 consumption). The Company has in the past hedged against its exposure to fuel costs, but does not currently hedge against such exposure. The Company evaluates hedging strategies on an ongoing basis.

EMPLOYEE RELATIONS

  Labor costs represented 33.1% of the Company's total operating expenses for the nine months ended September 30, 1997. Wage rates can have a material adverse effect on the Company's business, financial condition and results of operations. At September 30, 1997, labor unions represented approximately 88% of Alaska Airlines' and 40% of Horizon's employees. The air transportation industry is regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions. In October 1997, Alaska Airlines and the Airline Pilots Association reached agreement on a 5 1/2 year contract, which becomes amendable in May 2003 and may be extended for an additional two years. In September 1997, Alaska Airlines began formally negotiating a new contract with the union representing its mechanics and rampservice employees. Furthermore, Alaska Airlines has agreements with the Association of Flight Attendants and the union representing its clerical office and passenger service employees. In September 1997, the pilots of Horizon voted to be represented by the International Brotherhood of Teamsters. Contract negotiations have not yet commenced. Horizon and the Association of Flight Attendants are continuing mediated negotiations for a new contract. The Company cannot predict the terms of any future collective bargaining agreement and therefore the effect, if any, on the Company's business, financial condition and results of operations. The inability of the Company and each of the foregoing unions or any other union representing employees of the Company to reach an agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

HIGH OPERATING LEVERAGE

  The airline industry is generally characterized by a high degree of operating leverage, a phenomenon that also affects the Company. Due to high fixed costs, including payments made in connection with the Company's aircraft leases, the expenses relating to the operation of any given flight do not vary proportionately with the number of passengers or amount of cargo carried, while revenues generated from a particular flight are directly related to the number of passengers or amount of cargo carried and the fare structure of the flight. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in profits.

FUTURE CAPITAL REQUIREMENTS

  The Company has announced agreements to purchase a total of 27 Boeing 737 aircraft, with an option to purchase 22 more over the next seven years. Three of the aircraft were delivered in June and July 1997. In addition, the Company announced it will acquire up to 13 new Dash 8-200 aircraft in 1998. The Company estimates the aggregate net cost for all aircraft currently on order to be approximately $925 million. The Company will require significant amounts of financing to meet its aircraft capital commitments and may require additional financing to fund its other business needs as well. The Company has relied in the past, and expects to continue to rely, on substantial inflows of capital from several external sources. Among other things, the Company also relied, and expects to continue to rely, on certain leveraged leasing arrangements. There can be no assurance that such leasing or other financing arrangements will continue to be available. The ability of the Company to obtain financing may be affected by its financial position and leverage, as well as prevailing economic conditions and the cost of financing generally. If the Company is unable to obtain such financing, its ability to acquire new aircraft or to expand its operations could be substantially impaired.

SEASONAL NATURE OF AIRLINE BUSINESS; WEATHER

  Due to the greater demand for air travel during the summer months, revenue in the airline industry in the second and third quarters of the year is generally significantly greater than revenue in the first and fourth quarters of the year. The Company's results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including the extent and nature of competition from other airlines, fare wars, excise and similar taxes, changing levels of operations, fuel prices, foreign currency exchange rates and general economic conditions.

  Unusually adverse weather, as occurred during December 1996 in the Pacific Northwest, can significantly reduce flight operations, resulting in lost revenues and lower profits.

GOVERNMENTAL REGULATION

  The Company, like other airlines, is subject to regulation by the Federal Aviation Administration ("FAA") and the DOT. The FAA, under its mandate to ensure aviation safety, has the authority to ground aircraft and to suspend temporarily or revoke permanently the authority of an air carrier or its licensed personnel for failure to comply with FAA regulations and to levy civil penalties for such failure. The DOT has the authority to regulate certain airline economic functions, including financial and statistical reporting, consumer protection, computerized reservations systems, essential air transportation and international route authority.

  International air services are generally governed by a network of bilateral civil air transport agreements in which rights are exchanged between governments, which then select and designate air carriers authorized to exercise such rights. The provisions of bilateral agreements pertaining to scheduled air services vary considerably from country to country. The Company is subject to various international bilateral air transport agreements between the United States and the countries to which the Company provides service. There can be no assurance that existing bilateral agreements between the United States and foreign governments will continue or that the Company's designation to operate such routes will continue.

  Recent federal legislation imposed new taxes on sales of frequent flier miles. Such taxes may have a material adverse effect on future sales of frequent flier miles or the prices paid for them.

RISK OF LOSS AND LIABILITY

  The Company is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve not only replacement of a damaged aircraft and its loss from service, but also significant potential claims of injured passengers and others. The Company currently maintains liability insurance consistent with industry standards. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that its coverage will not need to be increased, that insurance premiums will not increase significantly or that the Company will not be forced to bear substantial losses from accidents or incidents. Substantial claims resulting from an accident or incident in excess of related insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause a public perception that the Company's aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company from time to time is a party to certain litigation incidental to its business. For further discussion, see the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 incorporated by reference herein.

                                  THE COMPANY

GENERAL

  Alaska Air Group provides air transportation services to the West Coast as well as to Canada, Mexico and Russia through its two principal subsidiaries, Alaska Airlines and Horizon. Alaska Airlines, founded in 1932, is the tenth largest commercial air carrier in the United States. Its major centers of operations are Seattle, Washington; Portland, Oregon; and Anchorage, Alaska. From these principal cities, the airline serves destinations in Alaska; to Alaska from the West Coast; along the west coasts of the United States, Canada (Vancouver) and Mexico; and to Russia. As of September 30, 1997, Alaska Airlines operated 78 jet aircraft with an average age of approximately 7.3 years. Horizon is the largest regional airline in the Pacific Northwest and operates from hubs at Seattle and Portland. Through a code-sharing agreement with Alaska Airlines, Horizon provides interconnecting passenger traffic to Alaska Airlines. As of September 30, 1997, Horizon operated 57 jet and turbo-prop aircraft with an average age of approximately 9.7 years. The Company also has code-sharing agreements between Northwest Airlines and both Alaska Airlines and Horizon.

  The Company has experienced consistent revenue growth since 1992 primarily due to capacity growth and improving load factors. By concentrating in one geographic area, the West Coast, the Company has been able to capture the largest departure share in the major markets where it operates. Through a cost reduction program begun in 1992, Alaska Airlines reduced operating expenses per ASM by over 20% and believes it is one of the lowest cost carriers among major airlines. Additionally, the Company has had consistent financial results, realizing a profit in 22 of the last 24 years.

  In 1996, Alaska Air Group's consolidated operating revenues and operating income were approximately $1.6 billion and $89.0 million, respectively. During this period, 90% of operating revenues were from passenger services, 6% from freight and mail, and 4% from mileage plan partners and other nonpassenger sources. Alaska Airlines carried approximately 11.8 million passengers during this period and accounted for approximately 81% of Alaska Air Group's consolidated operating revenues. In 1996, Horizon carried approximately 3.8 million passengers and accounted for the remaining 19% of Alaska Air Group's consolidated operating revenues.

STRATEGY

  The Company's strategy is to identify target markets and then to achieve strong market positions by offering high-frequency, high-quality service at competitive prices. The Company's growth strategy has been and continues to be to increase frequencies in existing markets, as this strategy represents the lowest cost and lowest risk alternative. The combined route system of Alaska Airlines and Horizon, when viewed as a whole, blends aspects of both the hub-and-spoke and linear route system concepts, resulting in an integrated system that provides passengers with more frequent flights than the Company's competitors in a substantial majority of the 142 nonstop city pairs that the Company serves. Both Alaska Airlines and Horizon seek to differentiate themselves from their competitors by offering superior levels of value and service. The Company targets higher yielding travelers while offering low fares to discretionary travelers and, through its yield management system, is able to optimize this mix, resulting in higher overall yields and load factors. This capability will be further enhanced by a new yield management system that should be operational by mid-1998. Alaska Airlines' service has been recognized with a number of awards, including Airline of the Year or highest-ranked major airline recognition from Conde Nast Traveler magazine in each of the last five years, "Best U.S. Airline" designation from Travel and Leisure Magazine and high rankings in consumer magazines and customer surveys by J.D. Power & Associates and the Zagat's United States Travel Survey.

  The Company believes that its strategy of differentiating the products and services offered by Alaska Airlines and Horizon, together with maintaining low costs, will increase market share, result in higher load factors and consequently increase the spread between revenue per ASM and cost per ASM.

  The Company is committed to new technology and believes utilization of such technology enhances efficiency and, therefore, profitability. For example, Alaska Airlines was the first airline to offer booking and ticket sales over the Internet and has invested in new avionics technologies such as Global Positioning System ("GPS") in its aircraft to improve navigation reliability and safety.

ALASKA AIRLINES

 Geographic Focus

  Alaska Airlines concentrates its service on the West Coast and last year enplaned almost 12 million passengers. Its average passenger trip length in 1996 was 833 miles. Principal routes in Alaska Airlines' system are to and within Alaska, between the Pacific Northwest and Northern and Southern California and between California and Mexico. In each of the last 24 years, the Company has carried more people between Alaska and the U.S. mainland than any other airline.

  By concentrating on one geographic area, the West Coast, Alaska Airlines has been able to capture the largest departure share among the primary competitors in the market segments it serves. From the West Coast to Alaska and the Pacific Northwest to Southern California, Alaska Airlines holds over 70% of the total departure share. In the Pacific Northwest to Northern California market, where Alaska Airlines competes directly with Southwest Airlines, Shuttle by United and United's San Francisco hub, Alaska Airlines leads the market with over 40% departure share.

                               DEPARTURE SHARE*

                            WEST COAST PACIFIC NORTHWEST TO PACIFIC NORTHWEST TO
                            TO ALASKA  NORTHERN CALIFORNIA  SOUTHERN CALIFORNIA
                            ---------- -------------------- --------------------
Alaska Airlines............    76.3%           40.1%                70.8%
Shuttle by United..........     4.0%           32.1%                18.9%
Southwest Airlines.........     0.0%           25.9%                 0.0%
All Others.................    19.7%            1.9%                10.3%

--------
Source: U.S. Department of Transportation T100 Domestic Market Data for
        January-June 1997.
*Departure share is measured by non-stop departures of jets with capacities in excess of 70 seats.

  In February 1997, the United States and Canada signed an "open skies" agreement under which all U.S. and Canadian carriers will be able to operate between U.S. and Canadian cities (except for Toronto). Alaska Airlines commenced service to Vancouver, British Columbia in 1996 and currently flies between Vancouver and five West Coast destinations.

 Emphasis on Service

  Part of Alaska Airlines' success is attributable to its tradition of excellent service. Unlike many "no-frills" airlines, Alaska Airlines features meals at mealtime, assigned seating, airport lounges, first-class seating, interlining and a global frequent flier plan. This level of service is especially notable in light of service reductions at other carriers and has brought Alaska Airlines special recognition within the industry. In 1996, for example, readers of Conde Nast Traveler voted Alaska No. 1 in service among the nation's major airlines and Travel and Leisure Magazine readers chose Alaska Airlines as the "Best U.S. Airline."

 Cost Reductions

  Alaska Airlines couples its focus on service with an equally strong focus on cost. Over the past several years, Alaska Airlines has concentrated on increasing productivity and improving operating efficiencies to achieve permanent cost reductions. This strategy has allowed it to be price-competitive while retaining customer loyalty. The approach is communicated by the Company's advertising slogan: For the same price, you just get more.

  Alaska Airlines' cost-reduction program involves modernizing its fleet, increasing aircraft utilization and employee productivity and using technology to improve efficiency. Between 1992 and 1996, Alaska Airlines reduced operating expenses per available seat mile by 22.8%. During the same period, aircraft utilization increased by 33% from an average of 8.5 hours per day in 1992 to 11.3 hours per day in 1996. Also during that period, Alaska Airlines reduced its fleet to two types of aircraft, the Boeing 737 and the MD-80 series, thereby realizing savings in maintenance, training and parts inventories. The Company expects to achieve its long-term goal of a single aircraft type fleet for Alaska Airlines by gradually retiring its MD-80 aircraft as leases expire.

HORIZON

  Horizon is the largest regional airline in the Pacific Northwest, and serves 33 cities in Washington, Oregon, Montana, Idaho and California, as well as four cities in western Canada through its hubs in Seattle and Portland. At September 30, 1997, Horizon operated a fleet of 57 aircraft, consisting of 43 turboprop aircraft and 14 jet aircraft. In 1996, Horizon carried approximately
3.8 million passengers.

  Horizon has code-sharing arrangements with Alaska Airlines and Northwest, which accounted for approximately 850,000 and 250,000 passengers, respectively, in 1996. In contrast to most regional airlines, Horizon relies much less on connecting traffic, with approximately 65% of its passengers having origins and destinations within the Horizon system.

  Recently, Horizon has focused on improving efficiency and utilization by changing its route system from four hubs to two, with a greater number of nonstop flights between the cities on its system. Beginning in 1996, Horizon embarked on a fleet simplification program, scheduled to be completed in 1998, of reducing the five aircraft types operated to one turboprop type and one jet type. The fleet simplification program is designed to increase flight crew utilization, reduce maintenance, training and parts inventories and improve fuel efficiency. In addition, since 1995 Horizon discontinued service on marginally profitable routes and upgraded to larger aircraft in other markets in an effort to better match aircraft size with demand.

FLEET

  As of September 30, 1997, Alaska Airlines operated an all-jet fleet consisting of 36 Boeing 737 and 42 McDonnell Douglas MD-80 aircraft with an average age of 7.3 years, making it the youngest fleet of any major carrier in the United States. In 1996, Alaska Airlines announced an order to acquire twelve Boeing 737-400 aircraft along with an option to acquire twelve more. Three of the aircraft were delivered in June and July 1997, with the remaining nine scheduled to be delivered over the next two years. The 1996 purchase agreement gives the Company flexibility to substitute B737-600, -700 and -800 models to better tailor its capacity to specific route volumes. These aircraft will replace twelve older McDonnell Douglas MD-80s which are expected to be retired during the same period.

  On November 10, 1997, Alaska Airlines announced an order to acquire fifteen additional Boeing 737 aircraft together with an option to acquire ten more. This order includes two B737-400 and three B737-700 aircraft previously under option and a launch order for ten B737-900 aircraft. The 174-seat capacity of the B737-900 will more efficiently serve Alaska Airlines' high volume, long-haul markets and provide lower costs resulting from increased scheduling, maintenance and pilot flexibility.

  The Company has the flexibility to modify its fleet size through lease returns or extensions of MD-80 aircraft.

                ALASKA AIRLINES' FLEET AS OF SEPTEMBER 30, 1997

                                                               NO. OF  PASSENGER
   AIRCRAFT                                                   AIRCRAFT CAPACITY
   --------                                                   -------- ---------
   Boeing 737-200C...........................................     8       111
   Boeing 737-400............................................    28       140
   McDonnell Douglas MD-80...................................    42       140
                                                                ---
     Total...................................................    78

  As of September 30, 1997, Horizon operated a fleet of 57 aircraft consisting of two Dornier 328s, 11 Metroliners and 30 de Havilland Dash 8 turboprop aircraft and 14 Fokker F28 jets with an average age of 9.7 years. As part of its fleet rationalization program, Horizon currently plans to eliminate its Dornier 328s and Metroliners and expand its fleet of Dash 8s with the addition of up to 13 new Dash 8-200s in 1998 and to replace its older F28-1000 jets with newer, more efficient F28-4000s.

                   HORIZON'S FLEET AS OF SEPTEMBER 30, 1997

                                                               NO. OF  PASSENGER
   AIRCRAFT                                                   AIRCRAFT CAPACITY
   --------                                                   -------- ---------
   Dornier...................................................     2         31
   Metroliner................................................    11         18
   Dash 8....................................................    30         37
   Fokker F28................................................    14      62-69
                                                                ---
     Total...................................................    57

TRAFFIC AND REVENUE GROWTH

  The Company has experienced average annual revenue increases of 10.7% since 1992, principally due to growth in Alaska Airlines' passenger capacity and increasing load factors. Capacity increases were generated both by fleet additions and significant improvements in utilization. Alaska Airlines has one of the highest aircraft utilization rates of any major U.S. airline, reaching
11.3 hours per day in 1996. The capacity increases were primarily used to expand current service by increasing frequency to established destinations. The Company believes that its strategy of increasing frequency in existing markets represents the lowest cost and lowest risk for achieving system growth. The increasing passenger traffic was partially offset by declining yields as a consequence of intense competition in West Coast markets in the past three years from Shuttle by United and Southwest Airlines. In spite of this competition, Alaska Airlines has maintained its market share and generally enjoys a yield premium over its major competitors.

  Freight and mail revenue and other revenue have also grown over the period and represent 5.9% and 4.4%, respectively, of 1996 gross revenues. Alaska Airlines offers substantial cargo service, with eight specialized Boeing 737-200 "combi" aircraft based in Alaska that are capable of carrying a combination of up to 111 passengers or up to six standard pallets of freight. As a consequence, profitable air service is possible to many small Alaska markets by optimizing the balance of freight and passenger service. Many smaller cities are served in this manner throughout Alaska, which has limited ground transportation alternatives.

  Other revenues are derived principally from the sales of mileage credits in the Alaska Airlines Mileage Plan. The Company sells these credits primarily to credit card issuers, hotels, car rental companies and other businesses throughout its route system.

COST AND PRODUCTIVITY IMPROVEMENTS

  In response to changing conditions and intense competition, Alaska Airlines commenced a cost reduction and productivity program in 1992 that continues today. As a result of this program, Alaska Airlines was able to reduce its cost per ASM from 10.5 cents in 1992 to 8.1 cents in 1996. Cost per ASM increased to 8.5 cents during the first nine months of 1997. The increase was due primarily to cyclical maintenance expenses and the Company's decision to increase staffing to a level sufficient to provide the high quality service that management believes distinguishes Alaska Airlines from other low-cost carriers.

  The original cost reduction program achieved significant permanent reductions in operating costs by reducing expenses, increasing productivity of equipment and employees, reducing some unprofitable flights and restructuring the Company's finances to repay high-cost debt and reduce operating lease expenses. This program has continued with the following new targets:

  .Continued cost control

  .Increased fleet productivity

  .Improved route structure profitability

  Continued Cost Control. Between 1992 and 1994, management reviewed and evaluated Company programs to eliminate nonessential activities. Vendor contracts were re-negotiated, operating procedures revised, and staffing levels reduced. Alaska Airlines and Horizon reduced their inflight meal costs by altering menus, emphasizing lighter fare, and discontinuing meals on shorter flights operating outside of regular mealtimes. As a result, operating expenses per ASM declined, and are now among the lowest in the industry, while management believes the Company's levels of value and service are even more differentiated from its competitors. During 1994 and 1995, Alaska Airlines and Horizon further boosted productivity through use of the proprietary IMAGE computer software, which reduces the time agents need to service clients. In December 1995, the Company was the first domestic airline to enable customers to both book flights and purchase tickets over the Internet. In addition, Alaska Airlines and Horizon continue expanding the use of "Instant Travel," an electronic ticketing program, and are developing other methods for ticket distribution, which offer improved customer convenience and reduce distribution costs. Currently, over 50% of direct ticket sales (other than through travel agents) are made using Instant Travel. For customers purchasing electronic tickets, the Company has installed free-standing, self-service computer terminals for check-in and seat assignment at major cities throughout the Alaska Airlines and Horizon route system.

  Increased Fleet Productivity. Alaska Airlines increased aircraft utilization, measured in block hours per day per aircraft, over 30% from 8.5 hours in 1992 to 11.3 hours in 1996, by reducing turn times and increasing the workday. Through increased aircraft utilization, Alaska Airlines is able to increase revenues and strengthen market presence by adding flights and expand to additional markets without incurring the costs of acquiring additional aircraft.

  Alaska Airlines was the first major airline to equip its aircraft with the new GPS, a navigation system that uses satellites interfacing with the flight management computers onboard the aircraft. GPS, in combination with the Company's "Enhanced Ground Proximity Warning System," is designed to give pilots more precise navigation information regarding the surrounding terrain. These systems improve operational efficiency in poor weather or reduced visibility conditions and increase safety, schedule reliability and efficiency.

  Improved Route Structure Profitability. The Company believes that its strategy of increasing frequency in existing markets represents the lowest cost and lowest risk means for achieving system growth. The Company continues to expand its service to Vancouver, British Columbia, where the Company believes its relatively low cost structure gives it a competitive advantage over higher-cost Canadian carriers.

  In the nine months ended September 30, 1997, the Company's passenger load factors on West Coast routes remained strong, after increasing 6.3 percentage points in 1996.

MARKET SHARE

 Alaska Airlines

  During the first six months of 1997, Alaska Airlines had the highest departure share of nonstop flights along its routes in each of its following major markets:

                                  PACIFIC NORTHWEST TO         PACIFIC NORTHWEST TO
    WEST COAST TO ALASKA          NORTHERN CALIFORNIA          SOUTHERN CALIFORNIA
    --------------------          --------------------         --------------------
Alaska Airlines...... 76.3%   Alaska Airlines...... 40.1%   Alaska Airlines...... 70.8%
America West.........  6.8%   Shuttle by United.... 32.1%   Shuttle by United.... 18.9%
Reno Air.............  5.1%   Southwest Airlines... 25.9%   Delta................  7.4%
All Others........... 11.8%   All Others...........  1.9%   All Others...........  2.9%

  --------
  Source: U.S. Department of Transportation T100 Domestic Market Data for
          January-June 1997.

  Approximately 66% of Alaska Airlines' passengers travel from the Pacific Northwest to other West Coast destinations, 26% travel between the Pacific Northwest and Alaska or within Alaska, and 8% travel internationally. The most significant element of Alaska Airlines' route system is its high frequency service in all the major West Coast markets that it serves.

  Over half of the U.S. cities served by Alaska Airlines are located in the state of Alaska. In each year since 1973, Alaska Airlines has carried more passengers between Alaska and the U.S. mainland than any other airline. Alaska Airlines also serves many smaller communities in Alaska and California through code-sharing agreements with local carriers.

  Alaska Airlines serves four resort cities in Mexico: Puerta Vallarta, Mazatlan, Los Cabos and Ixtapa/Zihuatanejo. Traffic in these markets is strongest during the winter months, which partially offsets the reduced seasonal demand in Alaska, thereby allowing the Company to better utilize its aircraft fleet. Alaska Airlines serves the Russian Far East with flights to Magadan, Khabarovsk, Vladivostok, Yuzhno-Sakhalinsk and Petropavlosk.

 Horizon

  Horizon flights are listed under the Alaska Airlines and Northwest Airlines designator codes in airline computer reservation systems. In 1996, 23% of Horizon's passengers connected to Alaska Airlines flights and another 7% connected to Northwest Airlines flights. The number of passengers connecting between Alaska Airlines and Horizon rose 4% in the nine months ended September 30, 1997. In contrast to most regional airlines, Horizon relies much less on connecting traffic, with approximately 65% of its passengers having origins and destinations within the Horizon route system.

  During September 1997, Horizon had the highest departure share (number of flights departed) on its key Northwest routes (Seattle-to-Spokane, 71%; Seattle-to-Boise, 70%; Seattle-to-Portland, 68%; Portland-to-Spokane, 62%; and Portland-to-Boise, 67%).

SERVICE

  The Company generally offers the same low fares as its competitors, but with more frequent service. The Company, however, believes that both Alaska Airlines and Horizon offer superior value to their customers by providing a higher level of customer service and amenities as compared to their major competitors. Unlike some of its major competitors, Alaska Airlines continues to offer an array of amenities including meal service, advance seat selection and a first-class cabin. The Company targets higher yielding travelers while offering low fares to discretionary travelers and, through its yield management system, is able to optimize this mix resulting in higher overall yields and load factors. This capability is expected to be further enhanced by a new yield management system that should be operational by mid-1998. Additionally, Alaska Airlines' fleet, with an average age of approximately seven years, is the youngest of any major U.S. carrier and is configured to create more legroom for its passengers. The Company also provides interline services that allow passengers to be ticketed and to check their baggage to their final destinations on virtually every major airline in the world.

  The Company's mileage program allows customers to earn mileage credits while flying on Alaska Airlines, as well as Horizon, Northwest Airlines, TWA, Qantas and British Airways. Mileage credit can be redeemed for travel on Alaska Airlines, Horizon or any of the program partners for reward travel worldwide. Mileage can also be earned from marketing partners such as credit card issuers, long-distance telecommunications carriers, hotels and car rental firms.

EMPLOYEES

  As of September 30, 1997, Alaska Airlines had 8,649 full-time and part-time employees and Horizon had 3,069 full-time and part-time employees. At September 30, 1997, labor unions represented approximately 88% of Alaska Airlines' and 40% of Horizon's employees. In October 1997, Alaska Airlines and the Airline Pilots Association reached agreement on a 5 1/2 year contract, which becomes amendable in May 2003 and may be extended for an additional two years. In September 1997, Alaska Airlines began formally negotiating a new contract with the union representing its mechanics and rampservice employees. Furthermore, Alaska Airlines has agreements with the Association of Flight Attendants and the union representing its clerical office and passenger service employees. In September 1997, the pilots of Horizon voted to be represented by the International Brotherhood of Teamsters. Contract negotiations have not yet commenced. Horizon and the Association of Flight Attendants are continuing mediated negotiations for a new contract.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offerings, after deducting the estimated underwriting discount and estimated expenses of the Offerings, are estimated to be approximately $100.7 million (approximately $116.0 million if the Underwriters' over-allotment options are exercised in full), assuming an offering price of $35 1/2 per share, the closing price of the Common Stock on November 14, 1997. Such net proceeds will be added to working capital of Alaska Air Group and will be available for general corporate purposes, among which may be the financing of capital expenditures by Alaska Airlines and Horizon, including the acquisition of aircraft and related equipment.

                                CAPITALIZATION

  The following table sets forth (i) the unaudited actual consolidated capitalization of the Company as of September 30, 1997 and (ii) the unaudited adjusted consolidated capitalization of the Company as of September 30, 1997 after giving effect to (y) the Offerings and (z) the application of the $100.7 million of estimated net proceeds therefrom to be held in cash, assuming no exercise of the Underwriters' over-allotment options and after deducting the estimated underwriting discounts and estimated expenses of the Offerings. This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus Supplement and the accompanying Prospectus.

                                                          SEPTEMBER 30, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------  --------------
                                                             (IN MILLIONS)
Cash and marketable securities(1)....................... $192.0      $292.7
                                                         ======      ======
Indebtedness:
  Short-term debt (including bank loans and current
   portion of long-term debt)..............              $ 28.8      $ 28.8
  Long-term debt (excluding current portion)............  411.6       411.6
                                                         ------      ------
    Total indebtedness.................................. $440.4      $440.4
                                                         ------      ------
Shareholders' Equity:
  Common stock.........................................  $127.1      $227.8
  Deferred compensation.................................   (2.1)       (2.1)
  Retained earnings.....................................  211.1       211.1
                                                         ------      ------
    Total shareholders' equity.......................... $336.1      $436.8
                                                         ------      ------
      Total capitalization.............................. $776.5      $877.2
                                                         ======      ======

--------
(1) The net proceeds from the Offerings will be added to working capital of Alaska Air Group and will be available for general corporate purposes.
(2) Assumes an offering price of $35 1/2 per share, the last reported sales price of the Common Stock on the NYSE on November 14, 1997.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed on the NYSE. The following table indicates the high and low sales prices of the Common Stock as reported by the NYSE for the periods indicated.

                                                               HIGH     LOW
                                                               ----     ----
     1995
     First Quarter............................................ $16 3/4  $13 1/2
     Second Quarter...........................................  18 3/8   14 1/2
     Third Quarter............................................  21 3/8   14
     Fourth Quarter...........................................  18 7/8   13 5/8
     1996
     First Quarter............................................ $27 3/4  $15 7/8
     Second Quarter...........................................  30 3/4   24 1/4
     Third Quarter............................................  28 1/8   19 1/8
     Fourth Quarter...........................................  25 1/8   20 5/8
     1997
     First Quarter............................................ $27 5/8  $20 3/4
     Second Quarter...........................................  26 1/4   23
     Third Quarter............................................  33 5/16  25 5/16

  The last reported sales price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus Supplement.

  The Company has not paid cash dividends on the Common Stock since 1992. The Company currently intends to retain all future net earnings to fund its operations and therefore does not currently anticipate paying cash dividends in the foreseeable future.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table summarizes selected financial and operating information for Alaska Air Group. The consolidated financial data for each of the five years ended December 31, 1996, set forth below, have been taken from the financial data included in Alaska Air Group's Form 10-K for the year ended December 31, 1996 incorporated by reference herein. The financial statements for the five years ended December 31, 1996 have been examined by Arthur Andersen LLP, independent public accountants. This summary should be read in conjunction with the financial statements, including the notes thereto, and other information appearing elsewhere or incorporated by reference herein. The selected financial information for the nine-month periods ended September 30, 1997 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that are necessary, in the opinion of management, for a fair presentation of results of operations for such periods. The airline business is seasonal in nature and the operating results for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the full year.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                         ------------------  ------------------------------------------------
                           1997      1996      1996      1995      1994      1993      1992
                         --------  --------  --------  --------  --------  --------  --------
                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                              AND OPERATING DATA)
CONSOLIDATED FINANCIAL
 DATA:
Statement of Income
 Data:
 Operating revenues..... $1,316.6  $1,233.0  $1,592.2  $1,417.5  $1,315.6  $1,128.3  $1,115.4
 Operating expenses.....  1,204.8   1,135.6   1,503.2   1,341.8   1,241.6   1,145.1   1,210.2
 Operating income
  (loss)................    111.8      97.4      89.0      75.7      74.0     (16.8)    (94.8)
 Other nonoperating
  expense, net..........     12.9      21.4      24.7      41.7      33.0      29.0      30.9
 Income (loss) before
  income tax expense
  and accounting change.     98.9      76.0      64.3      34.0      41.0     (45.8)   (125.7)
 Net income (loss)......     57.3      43.6      38.0      17.3      22.5     (30.9)    (84.8)
 Average primary shares
  outstanding...........     14.7      14.3      14.3      13.5      13.4      13.3      13.3
 Primary earnings (loss)
  per share.............     3.90      3.06      2.65      1.28      1.68     (2.51)    (6.87)
 Fully diluted earnings
  per share.............     2.78      2.22      2.05      1.26      1.62       (a)       (a)
 Cash dividends per
  share.................       --        --        --        --        --        --      0.15
Balance Sheet Data (at
 end of period):
 Cash and marketable
  securities............ $  192.0  $  131.3  $  101.8  $  135.1  $  104.9  $  101.1  $   83.4
 Total assets...........  1,450.7   1,331.9   1,311.4   1,313.4   1,315.8   1,135.0   1,208.4
 Long-term debt and
  capital lease
  obligations...........    411.6     452.9     404.1     522.4     589.9     525.4     487.8
 Shareholders' equity...    336.1     277.7     272.5     212.5     191.3     166.8     196.7
ALASKA AIRLINES
 OPERATING DATA:
Revenue passenger miles
 (000,000)..............    7,896     7,524     9,831     8,584     7,587     5,514     5,537
Available seat miles
 (000,000)..............   11,589    11,409    14,904    13,885    12,082     9,426     9,617
Revenue passenger load
 factor.................     68.1%     65.9%     66.0%     61.8%     62.8%     58.5%     57.6%
Yield per passenger
 mile...................    12.46c    11.86c    11.67c    11.59c    12.20c    14.32c    14.50c
Operating revenue per
 available seat mile....     9.47c     8.81c     8.70c     8.23c     8.79c     9.62c     9.44c
Operating expenses per
 available seat mile....     8.53c     8.01c     8.10c     7.71c     8.27c     9.88c    10.49c
HORIZON AIR OPERATING
 DATA:
Revenue passenger miles
 (000,000)..............      658       656       867       841       733       560       486
Available seat miles
 (000,000)..............    1,070     1,097     1,462     1,414     1,165       986       905
Revenue passenger load
 factor.................     61.5%     59.8%     59.3%     59.5%     62.9%     56.8%     53.7%
Yield per passenger
 mile...................    32.94c    33.92c    33.14c    31.48c    33.35c    37.93c    40.69c
Operating revenue per
 available seat mile....    21.24c    21.25c    20.61c    19.77c    22.06c    22.65c    23.00c
Operating expenses per
 available seat mile....    21.00c    20.59c    20.60c    19.47c    20.95c    21.76c    22.19c

-------
(a) Antidilutive.
Revenue passenger miles represents the number of paying passengers on a flight multiplied by the route miles of that flight, summed for all passenger flights.
Available seat miles represents aircraft miles flown multiplied by the number of available seats on the aircraft; represents the total passenger carrying capacity offered.
Revenue passenger load factors represents revenue passenger miles divided by available seat miles; represents the percentage of available seat capacity occupied by revenue passengers.
Yield per passenger mile represents the average passenger revenue received for each mile a passenger is carried.
Operating expenses per available seat mile represents the result of operating expenses divided by available seat miles.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INDUSTRY CONDITIONS

  During the last several years the character of competition has changed on the West Coast due to the purchase of Morris Air by Southwest Airlines and the start-up of Shuttle by United. Low air fares are now a permanent part of the fare structure on the West Coast. During 1995, MarkAir (a significant competitor in the Alaska marketplace since 1992) ceased operations and Reno Air began flying to Alaska. During 1996, America West began flying to Alaska and United ceased flying from Seattle to Alaska.

  The U.S. 10% passenger ticket tax, the 6.25% cargo waybill tax and the $6 per passenger international departure tax expired on December 31, 1996, and were all reinstated for the period March 7, 1997 through September 30, 1997. As part of the Taxpayer Relief Act, the cargo waybill tax was extended in its current form and the other taxes in revised forms through September 30, 2007. The passenger ticket tax was replaced with a new system that combines a percentage tax with a per passenger segment fee. For sales and travel beginning October 1, 1997, the ticket tax is 9% plus $1 per segment. The percentage tax is scheduled to decrease over time and the segment fee is scheduled to increase. The $6 international departure tax has increased to $12 and a new $12 international arrival tax has been added. However, the Taxpayer Relief Act retains the $6 rate for travel between Alaska and the U.S. mainland. This tax and the international taxes will be indexed to the Consumer Price Index beginning January 1, 1999. The Taxpayer Relief Act also included these items that will affect the Company and the airline industry: (a) a new tax of 7.5% on payments to air carriers for the sale of miles in frequent flyer programs; (b) a phased-in increase from 50% to 80% for the deductible percentage of per diems paid to flight crews; and (c) faster cost recovery for alternative minimum tax purposes of aircraft purchased in 1999 and later years.

  During 1996, fuel prices increased significantly for the Company and most of its competitors (approximately 20% or 12 cents per gallon for Alaska Airlines).

RESULTS OF OPERATIONS

NINE MONTHS 1997 COMPARED WITH NINE MONTHS 1996

  The consolidated net income for the nine months ended September 30, 1997 was $57.3 million, or $3.90 per share (primary) and $2.78 per share (fully diluted), compared with net income of $43.6 million, or $3.06 per share (primary) and $2.22 per share (fully diluted in 1996). Consolidated operating income for the first nine months of 1997 was $111.8 million compared to $97.4 million for 1996. Alaska Airlines' operating income increased to $109.9 million from $91.0 million for 1996, while Horizon's operating income decreased to $2.6 million from $7.2 million for 1996. A discussion of operating results for the two airlines follows.

 Alaska Airlines

  Operating income increased 20.8% to $109.9 million, resulting in a 10.0% operating margin as compared to a 9.1% margin in 1996. Operating revenue per ASM increased 7.6% to 9.47 cents while operating expenses per ASM increased 6.4% to 8.53 cents.

  The increase in revenue per ASM was due to a 2.2 point improvement in system passenger load factor combined with a 5.1% increase in system passenger yield.

  The table below shows the major operating expense elements on a cost per ASM basis for Alaska Airlines for the nine months ended September 30, 1996 and 1997.

                                                    OPERATING EXPENSES PER ASM
                                                            (IN CENTS)
                                                    ----------------------------
ALASKA AIRLINES                                     1996   1997 CHANGE  % CHANGE
---------------                                     -----  ---- ------  --------
Wages and benefits.................................  2.51  2.75   .24      9.6
Employee profit sharing............................  0.07  0.08  0.01       NM
Contracted services................................  0.23  0.27  0.04     17.4
Aircraft fuel......................................  1.31  1.30 (0.01)    (0.8)
Aircraft maintenance...............................  0.36  0.42  0.06     16.7
Aircraft rent......................................  0.95  0.95   --       --
Food and beverage service..........................  0.29  0.30  0.01      3.4
Commissions........................................  0.60  0.67  0.07     11.7
Other selling expenses.............................  0.44  0.45  0.01      2.3
Depreciation and amortization......................  0.37  0.36 (0.01)    (2.7)
Loss (gain) on sale of assets...................... (0.03)  --   0.03      --
Landing fees and other rentals.....................  0.33  0.35  0.02      6.1
Other..............................................  0.58  0.63  0.05      8.6
                                                    -----  ---- -----     ----
Alaska Airlines Total..............................  8.01  8.53  0.52      6.4
                                                    =====  ==== =====     ====

--------
NM=Not Meaningful

  Unit costs increased 6.4% due to a 9.0% increase in the average number of employees, increased pilot wage rates, $2.1 million more profit sharing expense, higher ground handling and security costs, increased aircraft maintenance expense and costs associated with higher load factors.

 Horizon

  Operating revenues decreased 2.4% primarily due to a 2.9% decrease in passenger yield. The yield decline is believed to be largely due to the presence of the 10% passenger ticket tax during March to August 1997 compared with only one month of tax in the 1996 period.

  The table below shows the major operating expense elements on a cost per ASM basis for Horizon for the nine months ended September 30, of 1996 and 1997.

                                                   OPERATING EXPENSES PER ASM
                                                           (IN CENTS)
                                                   -----------------------------
   HORIZON                                         1996  1997   CHANGE  % CHANGE
   -------                                         ----- -----  ------  --------
   Wages and benefits.............................  6.31  6.59   0.28      4.4
   Employee profit sharing........................  0.06  0.06    --       --
   Contracted services............................  0.38  0.43   0.05     13.2
   Aircraft fuel..................................  2.22  2.28   0.06      2.7
   Aircraft maintenance...........................  2.82  3.11   0.29     10.3
   Aircraft rent..................................  2.40  2.43   0.03      1.3
   Food and beverage service......................  0.17  0.13  (0.04)   (23.5)
   Commissions....................................  1.35  1.28  (0.07)    (5.2)
   Other selling expenses.........................  1.20  1.21   0.01      0.8
   Depreciation and amortization..................  0.77  0.79   0.02      2.6
   Loss (gain) on sale of assets..................  0.07 (0.05) (0.12)      NM
   Landing fees and other rentals.................  0.88  0.93   0.05      5.7
   Other..........................................  1.96  1.81  (0.15)    (7.7)
                                                   ----- -----  -----    -----
   Horizon Total.................................. 20.59 21.00   0.41      2.0
                                                   ===== =====  =====    =====

  Operating expenses decreased 0.5% on a capacity decrease of 2.4%. Unit costs increased primarily due to higher wage rates and increased aircraft maintenance expense (including costs associated with transitioning to a simplified fleet).

 Consolidated Other Income (Expense)

  Non-operating expense decreased $8.5 million to $12.9 million primarily due to lower interest rates on variable debt and smaller average debt balances.

 Income Tax Expense

  Accounting standards require the Company to provide for income taxes each quarter based on its estimate of the effective tax rate for the full year. The volatility of air fares and the seasonality of the Company's business make it very difficult to estimate full-year pretax results. In addition, a relatively small change in pretax results can cause a significant change in the effective tax rate due to the magnitude of nondeductible expenses, such as goodwill amortization and employee per diem costs. In estimating the 42.1% tax rate for the first nine months of 1997, the Company considered a variety of factors, including the U.S. federal rate of 35%, estimates of nondeductible expenses and state income taxes, and the 40.9% tax rate used for full year 1996. This rate is evaluated each quarter and adjustments are made if necessary.

 New Accounting Standards

  During March 1997, the Financial Accounting Standards Board issued FAS 128, Earnings Per Share ("EPS"). The new standard replaces "primary" and "fully diluted" EPS amounts with "basic" and "diluted" EPS amounts, respectively. The purpose of the change is to simplify the EPS calculations and provide consistency with international accounting standards. Had FAS 128 been in effect during 1996, the Company's basic EPS would have been $2.67 (versus $2.65 primary EPS) and diluted EPS would have been $2.05 (the same as fully diluted EPS). FAS 128 is effective for fiscal years ending after December 15, 1997 and requires restatement of prior years' earnings per share. Early adoption is not permitted.

1996 COMPARED WITH 1995

  Consolidated net income in 1996 was $38.0 million, or $2.65 per share (primary) and $2.05 per share (fully diluted), compared with net income of $17.3 million, or $1.28 per share (primary) and $1.26 per share (fully diluted) in 1995. Consolidated operating income was $89.0 million in 1996 compared to $75.7 million in 1995. Alaska Airlines' operating income improved by $17.7 million, but it was offset by lower operating results at Horizon. A discussion of operating results for the two airlines follows.

 Alaska Airlines

  Operating income increased 24.5% to $90.0 million, resulting in a 6.9% operating margin as compared to a 6.3% margin in 1995. Operating income increased in each of the first three quarters, but decreased in the fourth quarter as a result of higher fuel prices, canceled flights due to extreme weather during the last week of December, and matching of competitor's lower fares. 1996 operating revenue per available seat mile (RASM) increased 5.8% to
8.70 cents while operating expenses per available seat mile increased 5.1% to
8.10 cents.

  The increase in RASM was primarily due to a 4.2 point improvement in system passenger load factor. The Pacific Northwest to the Bay Area and to Southern California markets (which compose half of the system) experienced a 6.8 point increase in load factor. Changes in passenger yield varied from a 3.4% increase in the first quarter to a 1.4% decrease in the fourth quarter, resulting in a slight increase of 0.7% for the full year. Increased yield in the first half of 1996 is believed to be due in part to the absence of the 10% passenger transportation tax. Decreased yield in the second half of 1996 was due to lower fares in the Seattle-Anchorage and Mexico markets.

  Freight and mail revenues decreased 1.7% reflecting increased competition in the Alaska markets. Other-net revenues rose 6.8% primarily due to increased revenues from partners in Alaska Airlines' frequent flyer program.

  The table below shows the major operating expense elements on a cost per available seat mile (ASM) basis in 1995 and 1996.

                                                       OPERATING EXPENSES PER
                                                                 ASM
                                                             (IN CENTS)
                                                      --------------------------
   ALASKA AIRLINES                                    1995 1996  CHANGE % CHANGE
   ---------------                                    ---- ----  ------ --------
   Wages and benefits................................ 2.46 2.57    .11      4
   Employee profit sharing...........................  --   .01    .01     NM
   Aircraft fuel..................................... 1.11 1.35    .24     22
   Aircraft maintenance..............................  .33  .38    .05     15
   Aircraft rent.....................................  .99  .98   (.01)    (1)
   Commissions.......................................  .54  .59    .05      9
   Depreciation & amortization.......................  .42  .38   (.04)   (10)
   Loss (gain) on sale of assets.....................  --  (.06)  (.06)    NM
   Landing fees and other rentals....................  .33  .33    --     --
   Other............................................. 1.53 1.57    .04      3
                                                      ---- ----   ----    ---
   Alaska Airlines Total............................. 7.71 8.10    .39      5
                                                      ==== ====   ====    ===

--------
NM = Not Meaningful

  Alaska Airlines' higher unit costs were largely due to higher fuel prices and heavier passenger loads. Significant unit cost changes are discussed below.

  Revenue passengers increased 16.4%. Employees increased 9% primarily due to increases in reservation and customer service employees. Wages and benefits per employee (excluding profit sharing) increased 2.5% due to annual wage increases and a higher cost of fringe benefits, offset by lower wages for new hires. The net effect was that wages and benefits increased more than ASMs, resulting in a 4% increase in cost per ASM.

  Fuel expense per ASM increased 22%, due to a 20% increase in the price of fuel. Approximately one fourth of the 12.3 cent fuel price increase was due to a 4.3 cent Federal excise tax on domestic fuel consumption that began October 1, 1995. A 1 cent change in fuel prices affects annual fuel costs by approximately $2.7 million (based on 1996 consumption).

  Maintenance expense per ASM increased 15% primarily due to higher amortization of major airframe and engine overhaul costs. Commission expense per ASM increased 9% because passenger revenues, upon which commissions are paid, increased more than ASM growth. Commission expense as a percentage of passenger revenue was 7.7% in 1996 versus 7.6% in 1995.

  Depreciation and amortization expense per ASM decreased 10% primarily due to the sale (and leaseback) of two aircraft in early 1996 and a 4% increase in aircraft utilization.

  The gain on sale of assets in 1996 is primarily due to the sale of three jet aircraft. A new accounting standard requires that gains or losses on long-lived assets be included in operating income.

 Horizon

  Operating income decreased 98% to $0.1 million, resulting in a 0.0% operating margin as compared to a 1.5% margin in 1995. The decrease was primarily attributable to the fourth quarter, which was negatively impacted by adverse weather, increased competition, higher than normal maintenance expense and costs associated with transitioning to a simplified fleet. For 1996, operating revenue per available seat mile (RASM) increased 4.2% to 20.61 cents while operating expenses per available seat mile increased 5.8% to 20.60 cents.

  The increase in RASM was primarily due to a 5.3% increase in passenger yield. Changes in passenger yield varied from an 8.9% increase in the second quarter to a 0.5% decrease in the fourth quarter, resulting in a 5.3% increase for the full year. Increased yields in the first three quarters of 1996 are believed to be due in part to the absence of the 10% passenger transportation tax. Yields were also favorably impacted by reduced flying in the lower-yield Seattle-Spokane and Portland-Spokane markets. The system passenger load factor decreased 0.2 points due to a shift in flying from high load factor markets like Seattle-Spokane to low load factor new markets like Seattle-Edmonton.

  Freight and mail revenues increased 0.9% due to increased capacity, while other-net revenues decreased 26.3% due to reductions in revenues from providing services to other airlines.

  The table below shows the major operating expense elements on a cost per ASM basis for Horizon in 1995 and 1996.

                                                     OPERATING EXPENSES PER ASM
                                                             (IN CENTS)
                                                     ---------------------------
   HORIZON                                           1995  1996  CHANGE % CHANGE
   -------                                           ----- ----- ------ --------
   Wages and benefits...............................  6.06  6.33   .27      4
   Aircraft fuel....................................  1.95  2.30   .35     18
   Aircraft maintenance.............................  2.41  2.85   .44     18
   Aircraft rent....................................  2.44  2.41  (.03)    (1)
   Commissions......................................  1.34  1.31  (.03)    (2)
   Depreciation & amortization......................   .70   .78   .08     11
   Loss on sale of assets...........................   --    .01   .01     NM
   Landing fees and other rentals...................   .89   .88  (.01)    (1)
   Other............................................  3.68  3.73   .05      1
                                                     ----- -----  ----    ---
   Horizon Total.................................... 19.47 20.60  1.13      6
                                                     ===== =====  ====    ===

--------
NM = Not Meaningful

  Horizon's unit costs increased 6% primarily due to: (a) higher wage rates and fringe benefits costs; (b) 18% higher fuel prices; (c) increased maintenance expense on Dash 8 aircraft; and (d) higher overhaul expense on leased aircraft that will be returned to lessors earlier than originally planned.

 Consolidated Other Income (Expense)

  Non-operating expense decreased from $41.7 million to $24.7 million primarily due to lower interest rates on variable debt and smaller average debt balances. In addition, 1995 included a $2.2 million write-off of capitalized debt issuance costs for the 7-1/4% zero coupon notes that were redeemed in August 1995.

1995 COMPARED WITH 1994

  Consolidated net income in 1995 was $17.3 million, or $1.28 per share (primary) and $1.26 per share (fully diluted), compared with net income of $22.5 million, or $1.68 per share (primary) and $1.62 per share (fully diluted) in 1994. Consolidated operating income was $75.7 million compared to $74.0 million in 1994. Alaska Airlines' operating income improved by $10.4 million, but it was offset by significantly lower operating results at Horizon.

 Alaska Airlines

  Operating income increased 16.8% to $72.3 million, resulting in a 6.3% operating margin as compared to a 5.8% margin in 1994. Operating revenue per available seat mile (RASM) decreased 6.4% to 8.23 cents while operating expenses per available seat mile decreased 6.8% to 7.71 cents. The decrease in RASM was primarily due to a 5.0% decrease in passenger yield, reflecting increased competition on the West Coast. Lower unit costs were due to improved employee productivity and a 5% increase in average daily aircraft utilization.

 Horizon

  Operating income decreased 67.1% to $4.2 million, resulting in a 1.5% operating margin as compared to a 5.0% margin in 1994. Operating revenue per available seat mile (RASM) decreased 10.4% to 19.77 cents while operating expenses per available seat mile decreased 7.1% to 19.47 cents. The decrease in RASM was due to a 5.6% decrease in passenger yield (reflecting increased competition and longer passenger trips), and a 3.4 point drop in passenger load factor. Lower unit costs were due to greater use of higher capacity aircraft, no employee profit sharing in 1995 and cost reduction efforts.

 Consolidated Other Income (Expense)

  Non-operating expense increased from $33.0 million to $41.7 million primarily due to higher interest rates on variable debt and larger average debt balances. In addition, 1995 included more debt issuance expense, fewer vendor credits and lower gains on debt retirements than in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The table below presents the major indicators of financial condition and liquidity.

                                                       12/31/96  9/30/97   CHANGE
                                                       --------  --------  ------
                                                            (IN MILLIONS)
   Cash and marketable securities..................... $ 101.8   $  192.0  $90.2
   Working capital (deficit)..........................  (185.6)    (118.9)  66.7
   Long-term debt and capital lease obligations.......   404.1      411.6    7.5
   Shareholders' equity...............................   272.5      336.1   63.6

  The Company's cash and marketable securities portfolio increased by $90 million during the first nine months of 1997. Operating activities provided $227 million of cash during this period. Additional cash was provided by the sale and leaseback of four B737-400 aircraft and eight Dash 8-200 aircraft ($199 million) and issuance of long-term debt ($28 million). Cash was used for $317 million of capital expenditures including the purchase of two new MD-83 aircraft, three new B737-400 aircraft, a previously leased B737-200C aircraft, eight new Dash 8-200 aircraft, flight equipment deposits and airframe and engine overhauls, net repayment of short-term borrowings ($47 million) and the repayment of debt ($16 million).

  The Company has announced agreements to purchase a total of 27 Boeing 737 aircraft, with an option to purchase 22 more over the next seven years. Three of the aircraft were delivered in June and July 1997. In addition, the Company announced it will acquire up to 13 new Dash 8-200 aircraft in 1998. The Company estimates the aggregate net cost for all aircraft currently on order to be approximately $925 million.

  The table below presents the major indicators of financial condition and liquidity.

                                    DECEMBER 31, 1995 DECEMBER 31, 1996 CHANGE
                                    ----------------- ----------------- -------
                                                   (IN MILLIONS)
   Cash and marketable securities.       $ 135.1           $101.8       $ (33.3)
   Working capital (deficit)......        (106.4)          (185.6)        (79.2)
   Long-term debt and capital
    lease obligations.............         522.4            404.1        (118.3)
   Shareholders' equity...........         212.5            272.5          60.0

 1996 Financial Changes

  The Company's cash and marketable securities portfolio decreased by $33 million during 1996. Operating activities provided $223 million of cash in 1996. Additional cash was provided by the sale and leaseback of three B737-400 aircraft ($86 million), the sale of three MD-80 aircraft ($52 million) and proceeds received from the issuance of Common Stock ($21 million). Cash was used for the purchase of two new MD-83 aircraft, two used B737-400 aircraft, two previously leased B737-200Cs, airframe and engine overhauls and other capital expenditures ($209 million), and aircraft purchase deposits ($61 million). Cash was also used to repay net short-term borrowings ($19 million), and $134 million of long-term debt (including $100 million repaid early).

  Like most airlines, the Company has a working capital deficit. The existence of a working capital deficit has not in the past impaired the Company's ability to meet its obligations as they become due and it is not expected to do so in the future.

  Shareholders' equity increased by $60 million primarily due to net income of $38 million and the issuance of $21 million of Common Stock under stock plans. These factors, combined with the early repayment of debt, increased equity to 40% of capital, an improvement of 11 percentage points.

 Deferred Taxes

  At December 31, 1996, net deferred tax liabilities were $39 million, which includes $101 million of net temporary differences, offset by $18 million of net operating loss (NOL) carryforwards and $44 million of Alternative Minimum Tax (AMT) credits. The Company believes that all of its deferred tax assets, including the NOL and AMT credits, will be realized through the reversal of existing temporary differences or tax planning strategies such as the sale of aircraft.

 1995 Financial Changes

  The Company's cash and marketable securities portfolio increased by $30 million during 1995. Operating activities provided $126 million of cash in 1995. Additional cash was provided by flight equipment deposits returned ($11 million), net short-term borrowings ($41 million), the sale and leaseback of two B737-400 aircraft ($56 million) and new long-term debt proceeds ($129 million). Cash was used for the purchase of one previously leased B737-400 aircraft, airframe and engine overhauls and other capital expenditures ($103 million) and the repayment of debt and capital lease obligations ($237 million). Included in the above numbers are the June 1995 issuance of $132.3 million of 6-1/2% convertible senior debentures due 2005, and the August 1995 redemption of the 7-1/4% zero coupon, convertible subordinated notes for $127.7 million

 1994 Financial Changes

  Cash and marketable securities increased by $4 million in 1994. Operations generated $144 million, proceeds from financing four new MD-83 aircraft were $104 million, and net short-term borrowings added $5 million. Cash was used for the repayment of debt ($71 million) and capital expenditures ($189 million). During 1994, Alaska Airlines restructured its 20 B737-400 aircraft leases. The fixed term of the leases was increased from eight years to ten years. As a result of the restructuring, Alaska Airlines expects to save more than $6 million per year over the term of the leases. As part of the restructuring, Alaska Airlines purchased one of the leased aircraft in 1994, agreed to purchase one each in 1995 and 1996, and received options to purchase up to four more of the 20 between 1997 and 1999. Capital lease obligations increased $57.9 million due to changes in the lease agreements for two B737-400 aircraft that were previously classified as operating leases. Also during 1994, Alaska Airlines further restructured its aircraft orders with McDonnell Douglas, replacing an order for ten MD-90s plus options with an order for four MD-83s. This restructuring will reduce future capital spending by $360 million.

 Effect of Inflation

  Inflation and specific price changes do not have a significant effect on the Company's operating revenues, operating expenses and operating income, because such revenues and expenses generally reflect current price levels.

                                  MANAGEMENT

  The directors of Alaska Air Group, their positions and their respective ages are as follows:

     NAME                             POSITION               AGE DIRECTOR SINCE
     ----                             --------               --- --------------
 John F. Kelly........... Chairman, President and Chief       53      1989
                           Executive Officer of Alaska Air
                           Group, Chairman and Chief
                           Executive Officer of Alaska
                           Airlines, and Chairman of
                           Horizon
 Ronald F. Cosgrave...... Executive Director of ANP LLC,      65      1971
                           Chairman Emeritus of
                           Alaska Airlines
 Mary Jane Fate.......... General Manager of Family           64      1979
                          Business
 Bruce R. Kennedy........ Chairman Emeritus of Alaska Air     59      1972
                          Group
 R. Marc Langland........ President of Northrim Bank          56      1991
 Byron I. Mallott........ Executive Director of Alaska        54      1982
                          Permanent Fund
 Robert L. Parker, Jr.... President and Chief Executive       49      1975
                           Officer of Parker Drilling
                           Company
 John V. Rindlaub........ Chairman of SeaFirst Bank and       53      1996
                           Group Executive Vice
                           President of Bank of America NT
                           and SA
 Richard A. Wien......... Chairman and Chief Executive        62      1982
                          Officer of Florcraft, Inc.

  The executive officers of Alaska Air Group, Alaska Airlines and Horizon, their positions and their respective ages are as follows:

     NAME                              POSITION               AGE OFFICER SINCE
     ----                              --------               --- -------------
 William S. Ayer......... President of Alaska Airlines         43     1985
 George D. Bagley........ President and Chief Executive        52     1984
                          Officer of Horizon
 Harry G. Lehr........... Senior Vice President/Finance of     57     1986
                           Alaska Air Group and Alaska
                           Airlines
 Steven G. Hamilton...... Vice President/Legal and General     58     1988
                           Counsel of Alaska Air Group and
                           Alaska Airlines
 Keith Loveless.......... Corporate Secretary and Associate    41     1996
                           General Counsel of Alaska
                           Air Group and Alaska Airlines

  The above officers have been officers of Alaska Air Group, Alaska Airlines or Horizon for more than five years, except for Keith Loveless, who was elected as Corporate Secretary in 1996. Mr. Loveless joined the Alaska Airlines legal department in 1986 and has been associate general counsel of Alaska Airlines since 1993. Mr. Kelly has been an officer since 1981.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
                             FOR NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, an individual or entity other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority it control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their circumstances or any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rates as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rates as may be specified by an applicable income tax treaty.

  Under current law, dividends paid on or before December 31, 1998 to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Recently finalized U.S. Treasury Regulations applicable to dividends paid after December 31, 1998 (the "Final Regulations") provide for certain presumptions (which differ from those described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a non-U.S. Holder for purposes of the 30% withholding tax described above (rather than a United States person subject to the backup withholding rules discussed below). The presumptions will not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Final Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required either to (i) provide an IRS Form W-8 certifying such Non-U.S. Holder is entitled to benefits under a treaty together with, in certain circumstances, additional information or (ii) satisfy certain other applicable certification requirements. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) (a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and (b) if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. A corporation is a "U.S. real property holding corporation" if the fair market value of United States real property interests held by the corporation is 50% or more of the aggregate value of certain assets of the corporation. The Company does not believe it ever has been, and does not anticipate that it will become, a U.S. real property holding corporation. If the Company is or becomes a U.S. real property holding corporation, so long as the Common Stock continues to be "regularly traded on an established securities market," only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than 5% of the Common Stock will be subject to United States federal income tax on the disposition of the Common Stock.

  An individual Non-U.S. Holder described in clause (i) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause
(ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses (notwithstanding the fact that the individual is not considered a United States resident). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Common Stock held by an individual who is not a citizen or resident (based on domicile, as specially defined for United States federal estate tax purposes) at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid on or before December 31, 1998 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). For dividends paid after December 31, 1998, the Final Regulations provide certain presumptions and other rules under which Non-U.S. Holders may be subject to backup withholding and related information reporting in the absence of required certifications.

  Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, (i) a United States person, (ii) a controlled foreign corporation, or (iii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficiary owner otherwise establishes an exemption. After December 31, 1998, a broader class of foreign brokers having certain connections with the United States, including, but not limited to, a broker that is a foreign partnership with U.S. partners or that is engaged in a U.S. trade or business, will be subject to the same withholding and information reporting discussed in the preceding sentence. Non-U.S. Holders should consult their tax advisors regarding the Final Regulations and their effect on ownership of the Common Stock.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and each of the underwriters named below (the "U.S. Underwriters") and concurrently with the sale of 450,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"), has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
        U.S. UNDERWRITERS                                               SHARES
        -----------------                                              ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................
   Morgan Stanley & Co. Incorporated.................................
                                                                       ---------
        Total........................................................  2,550,000
                                                                       =========

  The Company has also entered into an international purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement and concurrently with the sale of 2,550,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase, an aggregate of 450,000 shares of Common Stock. The public offering price per share and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In each Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. In the event of default by an Underwriter, the Purchase Agreements provide that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreements may be terminated. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of shares of Common Stock to the International Managers, and vice versa.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price set forth on the cover page of this Prospectus Supplement, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons, or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in
excess of $    per share of Common Stock. The U.S. Underwriters may allow, and
such dealers may reallow, a discount not in excess of $    per share of Common
Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the directors and executive officers of the Company have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without the prior written consent of Merrill Lynch, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (other than, with respect to the Company, (a) shares issuable pursuant to the Offerings,
(b) shares issuable upon the exercise or conversion of currently outstanding securities of the Company and (c) the grant of certain rights pursuant to employee benefit plans).

  The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 382,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an additional 67,500 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to U.S. Underwriters.

  The Company has agreed to indemnify the several U.S. Underwriters and the several International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the U.S. Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security before the distribution is completed.

  Neither the Company nor any of the Underwriters makes any representation or prediction, however, as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriters, from time to time, perform investment banking and other financial services for the Company and its subsidiaries, including Alaska Airlines and Horizon.

                                LEGAL OPINIONS

  The validity of the shares of Common Stock offered hereby will be passed upon for Alaska Air Group by Perkins Coie, Seattle, Washington, and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Alaska Air Group at December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus Supplement and the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein and therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS
----------

                       [LOGO OF ALASKA AIR GROUP, INC.]

                                 COMMON STOCK

                               ----------------

  Alaska Air Group, Inc. ("Air Group") may from time to time offer shares of its Common Stock, par value $1.00 per share ("Common Stock"). The Common Stock offered pursuant to this Prospectus will be limited to $182,250,000 aggregate public offering price. Certain specific terms of the offering of the Common Stock in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including any initial offering price.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES
     AND EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION
        NOR  HAS THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY
            STATE  SECURITIES   COMMISSION   PASSED   UPON  THE
                ACCURACY OR   ADEQUACY   OF  THIS  PROSPECTUS.
                    ANY  REPRESENTATION TO  THE  CONTRARY
                           IS  A  CRIMINAL OFFENSE.
                               ----------------

  Air Group may sell the Common Stock to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Common Stock in respect of which this Prospectus is being delivered, and any applicable fee, commission or discount arrangements with them.

  This Prospectus may not be used to consummate sales of Common Stock unless accompanied by a Prospectus Supplement applicable to the Common Stock being sold.

                               ----------------

                The date of this Prospectus is August 22, 1996.

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Air Group or the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of Air Group since the date hereof.

                             AVAILABLE INFORMATION

  Air Group is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's world wide web site at http//www/sec/gov. In addition, such material filed by Air Group may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Air Group and Alaska Airlines, Inc. ("Alaska") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to Air Group and the Common Stock offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated into this Prospectus by reference and made a part hereof: Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and Air Group's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, Air Group's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, the description of Air Group's Common Stock contained in Air Group's Registration Statement on Form 8-A filed with the Commission on September 19, 1985, including any amendments or reports filed for the purposes of updating such description, and the description of the rights to purchase Series A Participating Preferred Stock in Air Group's Registration Statement on Form 8-A filed with the Commission on December 11, 1986, including any amendments or reports filed for purposes of updating such description.

  All documents filed by Air Group pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Air Group will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to the office of the Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, Washington 98168 (telephone (206) 433-3131).

                             AIR GROUP AND ALASKA

  Air Group is a holding company incorporated in Delaware in 1985. Its principal subsidiaries are Alaska Airlines, Inc. ("Alaska") and Horizon Air Industries, Inc. ("Horizon"). Alaska, founded in 1932, provides scheduled air transportation to 35 cities in Alaska, Washington, Oregon, Nevada, California and Arizona, four cities in Mexico, four cities in Russia, one city in Canada and many smaller communities in Alaska and California through code-sharing agreements with local carriers. As of December 31, 1996, Alaska operated
23 owned and 51 leased jet aircraft with an average age of approximately seven years. During 1995, Alaska entered into a marketing agreement with Northwest Airlines whereby certain Alaska flights and certain Northwest flights are dual-designated in airline computer reservation systems as Alaska Airlines and Northwest Airlines. Horizon, a regional commuter carrier founded in 1981, provides scheduled air transportation to 36 cities in Washington, Oregon, Montana, Idaho, California and Wyoming, as well as four cities in Canada. Horizon provides interconnecting passenger traffic to Alaska Airlines through its major hub cities, Seattle, Portland and Spokane. As of December 31, 1996, Horizon operated four owned and 58 leased aircraft with an average age of ten and one-half years. The principal executive offices of Air Group are located at 19300 Pacific Highway South, Seattle, Washington 98188 (telephone (206) 433-3200).

  For the year ended December 31, 1995, Air Group's consolidated operating revenues were $1.4 billion, of which 89% came from scheduled passenger services, 7% came from freight and mail, and 4% came from mileage plan partners and other nonpassenger sources. Alaska Airlines carried approximately
10.1 million passengers in 1995 and accounted for approximately 80% of Air Group's consolidated 1995 operating revenues. Horizon carried approximately
3.8 million passengers in 1995 and accounted for the remaining 20% of Air Group's consolidated 1995 operating revenues.

  In each year since 1973, Alaska has carried more passengers between Alaska and the U.S. mainland than any other airline. Passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 27% of Alaska's total revenue passenger miles in 1995, while West Coast traffic accounted for 66% and the Mexico markets 7%. Based on passenger enplanements, Alaska's leading airports are Seattle, Portland, Anchorage and Los Angeles. Based on revenues, its leading nonstop routes were Seattle-Anchorage, Seattle-Los Angeles and Seattle-San Francisco.

                                USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds to Air Group from the sale of the Common Stock offered hereby will be added to the working capital of Air Group and will be available for general corporate purposes, among which may be the repayment of outstanding indebtedness and financing of capital expenditures by Alaska and Horizon, including the acquisition of aircraft and related equipment.

                          DESCRIPTION OF COMMON STOCK

  Air Group is authorized to issue 50,000,000 shares of Common Stock, $1.00 par value and 5,000,000 shares of preferred stock.

  Voting Rights. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of such class. Holders of Common Stock do not have cumulative rights. The Board of Directors is classified into three classes, with approximately one-third of the Directors elected each year to three-year terms. A vote of a majority of the shares present at a meeting is required to elect each nominee as a Director and to approve most other matters brought before the stockholders for a vote, excluding certain extraordinary transactions.

  Dividend Rights. Holders of Common Stock share ratably in dividends that may be declared by the Board of Directors out of funds legally available therefor.

  Liquidation Rights. Upon any liquidation of Air Group, the holders of Common Stock are entitled to share ratably in the net assets of Air Group available for distribution on the Common Stock.

  Other. The Common Stock has no preemptive or conversion rights and there are no redemption provisions applicable thereto. The Common Stock is listed on the New York Stock Exchange. The registrar and transfer agent for the Common Stock is The First National Bank of Boston.

  Potential Rights of Preferred Stock. Under Air Group's Certificate of Incorporation, the Board of Directors has authority to issue up to 5,000,000 shares of preferred stock. Such shares would have such voting, dividend, liquidation, conversion, redemption and other rights as may be determined by the Board of Directors, subject to the provisions of the Certificate of Incorporation. Shares of Common Stock would be subject to the preferences, rights and powers of any such shares of preferred stock as set forth in Air Group's Certificate of Incorporation and in the resolutions establishing one or more series of preferred stock. No preferred stock was outstanding at the date of this Prospectus.

  Certain Other Provisions. Air Group's Certificate of Incorporation contains certain provisions sometimes referred to as "anti-takeover" provisions. In the event that Air Group at any time has a stockholder who is a beneficial owner of more than 15% of the voting power of Air Group, these provisions would require the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock to approve a consolidation or merger of Air Group with any other corporation, the conveyance to any corporation or other person or any other disposition of all or substantially all of Air Group's assets, or the disposition by Air Group of all or substantially all of the stock or assets of any major subsidiary; provided, however, that this 80% voting requirement does not apply to a transaction which is approved by 80% of the disinterested members of the Board of Directors.

  Air Group is party to a Rights Agreement designed to deter partial and two-tier tender offers, stock accumulation programs and other coercive tactics that might be used to gain control without giving the Board of Directors the opportunity to negotiate on behalf of the stockholders. In accordance with the Rights Agreement, one right is attached to each share of outstanding Common Stock. A holder of a right may, under certain circumstances, purchase at a discount from market value either shares of a special class of voting preferred stock of Air Group or shares of capital stock of a corporate entity attempting to acquire Air Group or surviving a merger or consolidation with Air Group.

                             PLAN OF DISTRIBUTION

  Air Group may sell the Common Stock to one or more underwriters for public offering and sale by them or may sell the Common Stock to investors or other persons directly or through agents. Any such underwriter or agent involved in the offer and sale of the Common Stock will be named in an applicable Prospectus Supplement.

  Underwriters may offer and sell the Common Stock at a fixed price or prices, which may be changed, or at prices related to prevailing market prices or at negotiated prices. Air Group also may, from time to time, authorize underwriters acting as Air Group's agents to offer and sell the Common Stock upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Common Stock, underwriters may be deemed to have received compensation from Air Group in the form of underwriting discounts or commission and may also receive commissions from purchasers of the Common Stock for whom they may act as agent. Underwriters may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by Air Group to underwriters or agents in connection with the offering of the Common Stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with Air Group, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Air Group for certain expenses.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, Air Group and its subsidiaries in the ordinary course of business.

                                LEGAL OPINIONS

  Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Common Stock offered hereby will be passed upon for Air Group by Perkins Coie, Seattle, Washington.

                                    EXPERTS

  The financial statements and schedule of Air Group incorporated by reference in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ALASKA AIR GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
CONSOLIDATED FINANCIAL STATEMENTS OF ALASKA AIR GROUP, INC. AND
 SUBSIDIARIES
  Report of Independent Public Accountants................................   F-2
  Consolidated Balance Sheet as of December 31, 1995 and 1996.............   F-3
  Consolidated Statement of Income for the years ended December 31, 1994,
   1995 and 1996..........................................................   F-5
  Consolidated Statement of Shareholders' Equity for the years ended De-
   cember 31, 1994, 1995 and 1996.........................................   F-6
  Consolidated Statement of Cash Flows for the years ended December 31,
   1994, 1995 and 1996....................................................   F-7
  Notes to the Consolidated Financial Statements..........................   F-8
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ALASKA AIR GROUP, INC. AND
 SUBSIDIARIES
  Unaudited Consolidated Balance Sheet as of September 30, 1997...........  F-19
  Unaudited Consolidated Statement of Income for the nine month periods ended September 30, 1996 and 1997......................................  F-21
  Unaudited Consolidated Statement of Shareholders' Equity for the nine month period ended September 30, 1997..................................  F-22
  Unaudited Consolidated Statement of Cash Flows for the nine month periods ended September 30, 1996 and 1997..............................  F-23
  Notes to Unaudited Consolidated Financial Statements....................  F-24

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Alaska Air Group, Inc.:

  We have audited the accompanying consolidated balance sheet of Alaska Air Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14(a) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen llp

Seattle, Washington
January 24, 1997

                             ALASKA AIR GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1995      1996
                                                            --------- ---------
                                                               (IN MILLIONS)
                          ASSETS
Current Assets
  Cash and cash equivalents................................ $    25.8 $    49.4
  Marketable securities....................................     109.3      52.4
  Receivables--less allowance for doubtful accounts (1995--
   $1.6; 1996--$1.3).......................................      88.5      69.7
  Inventories and supplies.................................      44.8      47.8
  Prepaid expenses and other assets........................      70.0      80.9
                                                            --------- ---------
    Total Current Assets...................................     338.4     300.2
                                                            --------- ---------
Property and Equipment
  Flight equipment.........................................     845.9     815.9
  Other property and equipment.............................     219.1     270.4
  Deposits for future flight equipment.....................      40.7      84.5
                                                            --------- ---------
                                                              1,105.7   1,170.8
Less accumulated depreciation and amortization.............     312.8     326.3
                                                            --------- ---------
                                                                792.9     844.5
Capital leases
  Flight and other equipment...............................      44.4      44.4
  Less accumulated amortization............................      23.3      25.5
                                                            --------- ---------
                                                                 21.1      18.9
                                                            --------- ---------
Total Property and Equipment--Net..........................     814.0     863.4
                                                            --------- ---------
Intangible Assets--Subsidiaries............................      63.6      61.6
                                                            --------- ---------
Other Assets...............................................      97.4      86.2
                                                            --------- ---------
    Total Assets...........................................  $1,313.4  $1,311.4
                                                            ========= =========


          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                                                          AS OF DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
                                                             (IN MILLIONS)
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable....................................... $    69.2  $    65.4
  Accrued aircraft rent..................................      44.1       52.8
  Accrued wages, vacation and payroll taxes..............      45.8       51.5
  Other accrued liabilities..............................      55.7       82.0
  Short-term borrowings (Interest rate: 1995--6.2%;
   1996--5.6%)...........................................      65.9       47.0
  Air traffic liability..................................     124.4      163.0
  Current portion of long-term debt and capital lease
   obligations...........................................      39.7       24.1
                                                          ---------  ---------
    Total Current Liabilities............................     444.8      485.8
                                                          ---------  ---------
Long-Term Debt and Capital Lease Obligations.............     522.4      404.1
                                                          ---------  ---------
Other Liabilities and Credits
  Deferred income taxes..................................      41.0       49.5
  Deferred income........................................      20.0       18.1
  Other liabilities......................................      72.7       81.4
                                                          ---------  ---------
                                                              133.7      149.0
                                                          ---------  ---------
Commitments
Shareholders' Equity
  Preferred stock, $1 par value
    Authorized: 5,000,000 shares.........................       --         --
  Common stock, $1 par value
    Authorized: 50,000,000 shares
    Issued: 1995--16,718,684 shares
    1996--17,223,281 shares..............................      16.7       17.2
  Capital in excess of par value.........................     155.4      166.8
  Treasury stock, at cost:
    1995--3,153,608 shares
    1996--2,748,550 shares...............................     (71.8)     (62.6)
  Deferred compensation..................................      (3.6)      (2.7)
  Retained earnings......................................     115.8      153.8
                                                          ---------  ---------
                                                              212.5      272.5
                                                          ---------  ---------
  Total Liabilities and Shareholders' Equity............. $ 1,313.4  $ 1,311.4
                                                          =========  =========

          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                     YEAR ENDED DECEMBER 31
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
                                                    (IN MILLIONS EXCEPT PER
                                                         SHARE AMOUNTS)
Operating Revenues
Passenger......................................... $1,170.2  $1,258.2  $1,427.7
Freight and mail..................................     91.5      95.2      93.9
Other--net........................................     53.9      64.1      70.6
                                                   --------  --------  --------
    Total Operating Revenues......................  1,315.6   1,417.5   1,592.2
                                                   --------  --------  --------
Operating Expenses
Wages and benefits................................    401.7     427.8     477.0
Aircraft fuel.....................................    152.3     181.2     234.2
Aircraft maintenance..............................     68.3      79.2      98.7
Aircraft rent.....................................    168.5     172.1     181.2
Commissions.......................................     91.9      93.1     101.5
Depreciation and amortization.....................     56.6      68.3      67.5
Loss (gain) on sale of assets.....................      1.0       0.2      (9.1)
Landing fees and other rentals....................     59.0      57.7      62.4
Other.............................................    242.3     262.2     289.8
                                                   --------  --------  --------
    Total Operating Expenses......................  1,241.6   1,341.8   1,503.2
                                                   --------  --------  --------
Operating Income..................................     74.0      75.7      89.0
                                                   --------  --------  --------
Other Income (Expense)
Interest income...................................      7.8      10.4      11.1
Interest expense..................................    (47.0)    (51.5)    (38.4)
Interest capitalized..............................      0.4       0.2       1.0
Other--net........................................      5.8      (0.8)      1.6
                                                   --------  --------  --------
                                                     (33.0)     (41.7)    (24.7)
                                                   --------  --------  --------
Income before income tax..........................     41.0      34.0      64.3
Income tax expense................................     18.5      16.7      26.3
                                                   --------  --------  --------
Net Income........................................ $   22.5  $   17.3  $   38.0
                                                   ========  ========  ========
Primary Earnings Per Share........................ $   1.68  $   1.28  $   2.65
                                                   ========  ========  ========
Fully Diluted Earnings Per Share.................. $   1.62  $   1.26  $   2.05
                                                   ========  ========  ========
Shares used for computation:
  Primary.........................................     13.4      13.5      14.3
  Fully diluted...................................     19.6      20.8      22.5

          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                 CAPITAL IN TREASURY
                          COMMON EXCESS OF  STOCK AT   DEFERRED   RETAINED
                          STOCK  PAR VALUE    COST   COMPENSATION EARNINGS TOTAL
                          ------ ---------- -------- ------------ -------- ------
                                               (IN MILLIONS)
Balances at December 31,
 1993...................  $16.5    $152.0    $(71.8)    $(5.8)     $ 75.9  $166.8
                          -----    ------    ------     -----      ------  ------
1994 net income.........                                             22.6    22.6
Stock issued under stock
 plans..................    0.1       0.8                                     0.9
Employee Stock Ownership
 Plan shares allocated..                                  1.0                 1.0
                          -----    ------    ------     -----      ------  ------
Balances at December 31,
 1994...................   16.6     152.8     (71.8)     (4.8)       98.5   191.3
                          -----    ------    ------     -----      ------  ------
1995 net income.........                                             17.3    17.3
Stock issued under stock
 plans..................    0.1       2.6                                     2.7
Employee Stock Ownership
 Plan shares allocated..                                  1.2                 1.2
                          -----    ------    ------     -----      ------  ------
Balances at December 31,
 1995...................   16.7     155.4     (71.8)     (3.6)      115.8   212.5
                          -----    ------    ------     -----      ------  ------
1996 net income.........                                             38.0    38.0
Stock issued under stock
 plans..................    0.5       9.7                                    10.2
Treasury stock purchase
 (4,466 shares).........                       (0.1)                         (0.1)
Treasury stock sold
 (409,524 shares).......              1.7       9.3                          11.0
Employee Stock Ownership
 Plan shares allocated..                                  0.9                 0.9
                          -----    ------    ------     -----      ------  ------
Balances at December 31,
 1996...................  $17.2    $166.8    $(62.6)    $(2.7)     $153.8  $272.5
                          =====    ======    ======     =====      ======  ======


          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              YEAR ENDED
                                                              DECEMBER 31
                                                        ----------------------
                                                         1994    1995    1996
                                                        ------  ------  ------
                                                           (IN MILLIONS)
Cash flows from operating activities:
Net income............................................. $ 22.5  $ 17.3  $ 38.0
Adjustments to reconcile net income to cash:
  Depreciation and amortization........................   56.6    68.3    67.5
  Amortization of airframe and engine overhauls........   21.0    24.3    34.6
  Loss (gain) on disposition of assets and debt
   retirement..........................................   (1.1)    1.9    (9.1)
  Increase in deferred income taxes....................    7.6    12.4     8.5
  Decrease (increase) in accounts receivable...........    5.2   (18.5)   18.8
  Decrease (increase) in other current assets..........    0.1   (17.2)  (13.9)
  Increase in air traffic liability....................   15.1     1.0    38.6
  Increase in other current liabilities................   27.7    15.5    36.9
  Other-net............................................  (10.6)   20.5     3.0
                                                        ------  ------  ------
    Net cash provided by operating activities..........  144.1   125.5   222.9
                                                        ------  ------  ------
Cash flows from investing activities:
  Proceeds from disposition of assets..................    6.5     3.8    58.1
  Purchases of marketable securities...................  (76.1) (169.4)  (53.5)
  Sales and maturities of marketable securities........   56.8   153.5   110.4
  Flight equipment deposits returned...................    5.5    10.8     1.1
  Additions to flight equipment deposits...............   (1.1)   (0.5)  (60.5)
  Additions to property and equipment.................. (187.5) (102.8) (209.3)
  Restricted deposits and other........................   (4.8)    3.9     0.5
                                                        ------  ------  ------
    Net cash used in investing activities.............. (200.7) (100.7) (153.2)
                                                        ------  ------  ------
Cash flows from financing activities:
  Proceeds from short-term borrowings..................   25.0    69.9    47.0
  Repayment of short-term borrowings...................  (20.0)  (29.0)  (65.9)
  Proceeds from sale and leaseback transactions........     --    56.0    85.6
  Proceeds from issuance of long-term debt.............  104.0   128.8      --
  Long-term debt and capital lease payments............  (70.9) (237.4) (133.9)
  Proceeds from issuance of common stock...............    0.8     2.8    10.2
  Proceeds from sale of treasury stock.................     --      --    10.9
  Gain (loss) on debt retirement.......................    2.1    (1.7)     --
                                                        ------  ------  ------
Net cash provided by (used in) financing activities....   41.0   (10.6)  (46.1)
                                                        ------  ------  ------
Net increase (decrease) in cash and cash equivalents...  (15.6)   14.2    23.6
Cash and cash equivalents at beginning of year.........   27.2    11.6    25.8
                                                        ------  ------  ------
    Cash and cash equivalents at end of year........... $ 11.6  $ 25.8  $ 49.4
                                                        ======  ======  ======
Supplemental disclosure of cash paid during the year
 for:
  Interest (net of amount capitalized)................. $ 44.8  $ 52.6  $ 43.5
  Income taxes.........................................    2.2     5.0    20.6
Noncash investing and financing activities:
  1994--Capital lease obligations of $57.9 million were
   incurred due to changes in lease agreements.
  1995 and 1996--None

          See accompanying notes to consolidated financial statements.

                            ALASKA AIR GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Company or Air Group) and its subsidiaries, the principal subsidiaries being Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). All significant intercompany transactions are eliminated. Preparation of financial statements requires the use of management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in prior years' financial statements to conform to the 1996 presentation.

  Alaska and Horizon operate as airlines. However, each airline's business plan, competition and economic risks differ substantially due to the passenger capacity and range of aircraft operated. Alaska is a major airline serving Alaska, the West Coast, Mexico and Eastern Russia. It operates an all jet fleet and its average passenger trip is 833 miles. Horizon is a regional airline serving the Pacific Northwest, Northern California and Western Canada. It operates both jet and turboprop aircraft, and its average passenger trip is 231 miles. See Note 9 for business segment information.

 Cash and Cash Equivalents

  Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market. The Company reduces its cash on hand when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative cash balance on its books which is reported as a current liability. The amount of the negative cash balance was $14.3 million and $12.5 million at December 31, 1995 and 1996, respectively.

 Inventories and Supplies

  Expendable and repairable aircraft parts, as well as other materials and supplies, are stated at average cost. An allowance for obsolescence is accrued on a straight-line basis over the estimated useful lives of the aircraft. Inventories related to the retired B727 fleet and other surplus items are carried at their net realizable value. The allowance at December 31, 1995 and 1996 for all inventories was $13.5 million and $16.1 million, respectively.

Property, Equipment and Depreciation

  Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

     Aircraft and other flight equipment........................ 8-20 years
     Buildings.................................................. 10-30 years
     Capitalized leases and leasehold improvements.............. Term of lease
     Other equipment............................................ 3-15 years

  Assets and related obligations for items financed under capital leases are initially recorded at an amount equal to the present value of the future minimum lease payments. The cost of major airframe overhauls, engine overhauls, and other modifications which extend the life or improve the usefulness of aircraft are capitalized and amortized over their estimated period of use. Other repair and maintenance costs are expensed when incurred. The Company periodically reviews long-lived assets for impairment.

                            ALASKA AIR GROUP, INC.

 Capitalized Interest

  Interest is capitalized on flight equipment purchase deposits and ground facilities progress payments as a cost of the related asset and is depreciated over the estimated useful life of the asset. Interest capitalization is suspended when there is a substantial delay in aircraft deliveries.

 Intangible Assets-Subsidiaries

  The excess of purchase price over the fair value of net assets acquired is recorded as an intangible asset and is amortized over 40 years. Accumulated amortization at December 31, 1995 and 1996 was $19.1 million and $21.1 million, respectively.

 Deferred Income

  Deferred income results from the sale and leaseback of aircraft, the receipt of manufacturer or vendor credits, and from the sale of foreign tax benefits. This income is recognized over the term of the applicable agreements.

 Passenger Revenues

  Passenger revenues are considered earned at the time service is provided. Tickets sold but not yet used are reported as air traffic liability.

 Frequent Flyer Awards

  Alaska operates a frequent flyer award program that provides travel awards to members based on accumulated mileage. The estimated incremental cost of providing free travel is recognized as an expense and accrued as a liability as miles are accumulated. Alaska also defers recognition of income on a portion of the payments it receives from travel partners associated with its frequent flyer program. The frequent flyer liability is relieved as travel awards are issued.

 Advertising

  The costs of advertising are expensed the first time the advertising takes place. Advertising expense was $13.0 million, $15.2 million, and $15.6 million, respectively, in 1994, 1995 and 1996.

 Income Taxes

  Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

 Earnings Per Share

  Primary earnings per share is calculated by dividing net income by the average number of common shares and dilutive common stock equivalents outstanding. Common stock equivalents result from the assumed exercise of stock options. Fully diluted earnings per share gives effect to the conversion of convertible debt (after elimination of related interest expense, net of income tax effect).

                            ALASKA AIR GROUP, INC.

 Stock Options

  The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock options. See Note 6 for more information.

 Derivative Financial Instruments

  The Company periodically enters into interest rate swap agreements to hedge interest rate risk. The differential to be paid or received from these agreements is accrued as interest rates change and is recognized currently in the income statement. The Company enters into hedge agreements to reduce its exposure to fluctuations in the price of jet fuel. A gain or loss is recorded quarterly if the fuel index average exceeds the ceiling price or falls below the floor price.

NOTE 2. MARKETABLE SECURITIES

  Marketable securities are investments that are readily convertible to cash and have original maturities that exceed three months. They are classified as available for sale and consisted of the following at December 31 (in millions):

                                                                    1995  1996
                                                                   ------ -----
     Cost:
       U.S. government securities................................. $102.8 $48.4
       Other......................................................    6.5   4.0
                                                                   ------ -----
                                                                   $109.3 $52.4
                                                                   ====== =====
     Fair value:
       U.S. government securities................................. $103.1 $48.2
       Other......................................................    6.6   4.0
                                                                   ------ -----
                                                                   $109.7 $52.2
                                                                   ====== =====

  There were no material unrealized holding gains or losses at December 31, 1995 or 1996.

  Of the marketable securities on hand at December 31, 1996, 87% will mature during 1997 and the remainder will mature during 1998. Based on specific identification of securities sold, the following occurred in 1995 and 1996 (in millions):

                                                                    1995   1996
                                                                   ------ ------
     Proceeds from sales.......................................... $153.5 $110.4
     Gross realized gains.........................................     .3     .3
     Gross realized losses........................................     .5     .1
                                                                   ------ ------

  Realized gains and losses are reported as a component of interest income.

                            ALASKA AIR GROUP, INC.

NOTE 3. OTHER ASSETS

  Other assets consisted of the following at December 31 (in millions):

                                                                    1995  1996
                                                                    ----- -----
     Restricted deposits........................................... $64.2 $64.6
     Leasehold rights..............................................  11.2   8.4
     Deferred costs and other......................................  22.0  13.2
                                                                    ----- -----
                                                                    $97.4 $86.2
                                                                    ===== =====

  Leasehold rights and deferred costs are amortized over the term of the related lease or contract.

NOTE 4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  At December 31, 1995 and 1996, long-term debt and capital lease obligations were as follows (in millions):

                                                                  1995    1996
                                                                 ------  ------
     7.5%* notes payable due through 2009....................... $335.1  $214.1
     6-1/2% convertible senior debentures due 2005..............  132.3   132.3
     7-3/4% convertible subordinated debentures due 2006-2010...   10.8      --
     6-7/8% convertible subordinated debentures due 2004-2014...   54.0    54.0
                                                                 ------  ------
     Long-term debt.............................................  532.2   400.4
     Capital lease obligations..................................   29.9    27.8
     Less current portion.......................................  (39.7)  (24.1)
                                                                 ------  ------
                                                                 $522.4  $404.1
                                                                 ======  ======

--------
* weighted average for 1996

  At December 31, 1996, borrowings of $214.1 million are secured by flight equipment and real property. The 6-1/2% and 6-7/8% debentures are convertible into common stock at $21.50 and $33.60 per share, respectively, subject to adjustments in certain events.

  At December 31, 1996, Alaska had a $125 million credit facility with commercial banks. Advances under this facility may be for up to a maximum maturity of four years. Borrowings may be used for aircraft acquisitions or other corporate purposes, and they bear interest at a rate which varies based on LIBOR.

  Certain Alaska loan agreements contain provisions that require maintenance of specific levels of net worth, leverage and fixed charge coverage, and limit investments, lease obligations, sales of assets and additional indebtedness. At December 31, 1996, the Company was in compliance with all loan provisions, and under the most restrictive loan provisions, Alaska had $79.2 million of net worth above the minimum.

                            ALASKA AIR GROUP, INC.

  At December 31, 1996, long-term debt principal payments for the next five years were (in millions):

       1997............................................................... $21.9
       1998............................................................... $22.9
       1999............................................................... $22.8
       2000............................................................... $53.9
       2001............................................................... $44.2

NOTE 5. COMMITMENTS

 Lease Commitments

  Lease contracts for 109 aircraft have remaining lease terms of one to 18 years. The majority of airport and terminal facilities are also leased. Total rent expense was $196.9 million, $201.9 million and $214.7 million, in 1994, 1995 and 1996, respectively. Future minimum lease payments under long-term operating leases and capital leases as of December 31, 1996 are shown below (in millions):

                                                      OPERATING LEASES
                                                     ------------------- CAPITAL
                                                     AIRCRAFT FACILITIES LEASES
                                                     -------- ---------- -------
       1997......................................... $  169.5   $14.9     $ 4.1
       1998.........................................    155.2    14.5       4.1
       1999.........................................    144.3    14.4       4.1
       2000.........................................    135.1    12.7       4.1
       2001.........................................    119.7     8.5       4.1
       Thereafter...................................    655.8    32.6      11.0
                                                     --------   -----     -----
         Total lease payments....................... $1,379.6   $97.6      31.5
                                                     ========   =====
       Less amount representing interest............                       (3.7)
                                                                          -----
       Present value of capital lease payments......                      $27.8
                                                                          =====

 Aircraft Commitments

  The Company has firm orders for 13 B737-400s to be delivered between 1997 and 1999, two MD-83s to be delivered in 1997 and 25 Dash 8-200s to be delivered in 1997 and 1998. The total amount of these commitments is approximately $925 million. As of December 31, 1996, deposits related to the future equipment deliveries were $73.0 million. In addition to the ordered aircraft, the Company holds purchase options on 12 B737-400s and 45 Dash 8-200s.

NOTE 6. STOCK PLANS

  Air Group has three stock option plans, which provide for the purchase of Air Group common stock at a stipulated price on the date of grant by certain officers and key employees of Air Group and its subsidiaries. Under the 1984 Plan, options for 564,300 shares were granted. Under the 1988 Plan, options for 1,717,900 shares were granted. Under the 1996 Plan, options for 275,100 shares have been granted and, at December 31, 1996, 394,900 shares were available for grant. Under all plans, the incentive and nonqualified stock options granted have terms of up to approximately ten years. Grantees are 25% vested after one year, 50% after two years, 75% after three years and 100% after four years.

                            ALASKA AIR GROUP, INC.

  Air Group follows APB Opinion 25 and related Interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the Company's stock options been determined in accordance with Financial Accounting Standard 123, net income and earnings per share (EPS) would have been reduced to the pro forma amounts indicated below. The reductions in future years are likely to be larger than shown below because options vest over four years and new grants are typically made each year.

                                                                    1995  1996
                                                                    ----- -----
       Net income (in millions):
         As reported............................................... $17.3 $38.0
         Pro forma.................................................  17.1  37.4
       Primary EPS:
         As reported............................................... $1.28 $2.65
         Pro forma.................................................  1.26  2.61
       Fully diluted EPS:
         As reported............................................... $1.26 $2.05
         Pro forma.................................................  1.25  2.03

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995 and 1996, respectively: dividend yield of 0% and 0%; volatility of 37% and 36%; risk-free interest rates of 6.46% and 6.33%; and expected lives of 5 and 5 years. Using these assumptions, the weighted average fair value of options granted was $6.69 and $9.58 in 1995 and 1996, respectively.

  Changes in the number of shares subject to option, with their weighted average exercise prices, are summarized below:

                                                               SHARES    PRICE
                                                              ---------  ------
       Outstanding, Dec. 31, 1993............................   861,362  $17.06
       Granted...............................................   330,200   16.53
       Exercised.............................................   (58,469)  13.65
       Canceled..............................................   (88,950)  17.40
                                                              ---------  ------
       Outstanding, Dec. 31, 1994............................ 1,044,143  $17.15
       Granted...............................................   425,500   15.37
       Exercised.............................................  (165,005)  16.11
       Canceled..............................................  (143,050)  17.80
                                                              ---------  ------
       Outstanding, Dec. 31, 1995............................ 1,161,588  $16.56
       Granted...............................................   379,900   22.51
       Exercised.............................................  (504,138)  17.05
       Canceled..............................................   (45,525)  17.13
                                                              ---------  ------
       Outstanding, Dec. 31, 1996............................   991,825  $18.57
                                                              =========  ======

  At December 31, 1996, the outstanding options had weighted average exercise prices ranging from $14.63 to $24.25, and a weighted average remaining contractual life of 8.1 years.

                            ALASKA AIR GROUP, INC.

  The number of shares exercisable at year-end with their weighted average exercise prices, are summarized below:

                                                                  SHARES  PRICE
                                                                  ------- ------
       December 31, 1994......................................... 644,843 $17.37
       December 31, 1995......................................... 596,338  17.24
       December 31, 1996......................................... 243,675  16.70

  In addition, 1,863,593 shares of common stock are subject to nontransferable investment options held by management employees. The Company received $2.5 million for these options, which is included with other accrued liabilities on the Balance Sheet. These options are subject to mandatory redemption at $2.5 million in February 1997, and they allow the holder to purchase common stock at $27 per share until that date.

NOTE 7. EMPLOYEE BENEFIT PLANS

 Pension Plans

  Four defined benefit and five defined contribution retirement plans cover various employee groups of Alaska and Horizon. The defined benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. Pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA).

  The defined benefit plan assets are primarily common stocks and fixed income securities. Plan assets exceeded the accumulated benefit obligation at December 31, 1995 and 1996. The following table sets forth the funded status of the plans at December 31, 1995 and 1996 (in millions):

                                                                  1995    1996
                                                                 ------  ------
       Benefit obligation
         Vested................................................. $155.8  $180.9
         Nonvested..............................................   22.0    22.1
                                                                 ------  ------
       Accumulated benefit obligation........................... $177.8  $203.0
                                                                 ======  ======
       Plan assets at fair value................................ $184.4  $223.7
       Projected benefit obligation.............................  199.9   230.7
                                                                 ------  ------
       Plan assets less projected benefit obligation............  (15.5)   (7.0)
       Unrecognized transition asset............................   (1.1)    (.8)
       Unrecognized prior service cost..........................    2.8     2.6
       Unrecognized loss........................................   32.6    32.6
                                                                 ------  ------
       Prepaid pension cost..................................... $ 18.8  $ 27.4
                                                                 ======  ======

  The weighted average discount rate used to determine the projected benefit obligation was 7.5% and 7.5% as of December 31, 1995 and 1996, respectively. The calculation assumed a weighted average rate of increase for future compensation levels of 5.1% and 5.1% for 1995 and 1996, respectively. The expected long-term rate of return on plan assets used in 1995 and 1996 was 10%.

                            ALASKA AIR GROUP, INC.

  Net pension expense for the defined benefit plans included the following components for 1994, 1995 and 1996 (in millions):

                                                        1994    1995    1996
                                                       ------  ------  ------
       Service cost (benefits earned during the
        period)....................................... $ 12.4  $ 11.4  $ 15.9
       Interest cost on projected benefit obligation..   11.9    12.9    15.4
       Actual return on assets........................   (2.1)  (37.0)  (23.6)
       Net amortization and deferral..................  (10.9)   23.3     6.5
                                                       ------  ------  ------
       Net pension expense............................ $ 11.3  $ 10.6  $ 14.2
                                                       ======  ======  ======

  The defined contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. Some of these plans require Company matching contributions based on a percentage of participants' contributions. One plan has an Employee Stock Ownership Plan (ESOP) feature. The ESOP owns Air Group common shares which are held in trust for eligible employees. The Company has recorded deferred compensation to reflect the value of the shares not yet allocated to eligible employees' accounts. As these shares are allocated to employees, compensation expense is recorded and deferred compensation is reduced.

  Alaska and Horizon also maintain an unfunded, noncontributory benefit plan for certain elected officers. The present value of unfunded benefits for this plan was accrued as of December 31, 1995 and 1996.

  Total expense for all pension plans was $22.5 million, $22.2 million and $26.5 million, respectively, in 1994, 1995 and 1996.

 Profit Sharing Plans

  Alaska and Horizon have employee profit sharing plans. Profit sharing expense for 1994, 1995 and 1996 was $3.6 million, $-0- and $0.9 million, respectively.

 Other Postretirement Benefits

  The Company allows retirees to continue their medical, dental and vision benefits by paying the active employee plan premium until age 65. This results in a subsidy to retirees because the premiums received by the Company are less than the actual cost of the retirees' claims. The accrued postretirement benefit obligation (APBO) for this subsidy at December 31, 1995 and 1996 was $12.1 million and $13.5 million, respectively. The APBO is unfunded and is included with other liabilities on the Balance Sheet. Annual expense related to this subsidy is not considered material to disclose.

                            ALASKA AIR GROUP, INC.

NOTE 8.  INCOME TAXES

  Deferred income taxes result from temporary differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. Deferred tax assets and liabilities comprise the following at December 31 (in millions):

                                                               1995     1996
                                                              -------  -------
       Excess of tax over book depreciation.................. $ 140.6  $ 146.7
       Training expense......................................     1.5       .8
       Other--net............................................     5.8      1.2
                                                              -------  -------
       Gross deferred tax liabilities........................   147.9    148.7
                                                              -------  -------
       Loss carryforward.....................................   (42.1)   (17.8)
       Alternative minimum tax...............................   (29.3)   (44.1)
       Capital leases........................................    (3.1)    (4.5)
       Ticket pricing adjustments............................    (1.2)    (1.0)
       Frequent flyer program................................    (6.6)    (6.6)
       Employee benefits.....................................    (9.2)   (10.2)
       Aircraft return provisions............................   (16.3)   (13.9)
       Gain on sale of assets................................    (2.3)    (3.1)
       Capitalized interest..................................    (1.6)    (1.5)
       Inventory obsolescence................................    (5.8)    (7.1)
                                                              -------  -------
       Gross deferred tax assets.............................  (117.5)  (109.8)
                                                              -------  -------
       Net deferred tax liabilities.......................... $  30.4  $  38.9
                                                              =======  =======
       Current deferred tax asset............................ $ (10.6) $ (10.6)
       Noncurrent deferred tax liability.....................    41.0     49.5
                                                              -------  -------
       Net deferred tax liabilities.......................... $  30.4  $  38.9
                                                              =======  =======

  After consideration of temporary differences, taxable income for 1996 was approximately $63 million, which was offset by net operating losses generated in prior years. Federal loss carryforwards can be used through year 2008.

  The components of income tax expense were as follows (in millions):

                                                               1994  1995  1996
                                                               ----- ----- -----
       Current tax expense:
         Federal.............................................. $ 8.0 $ 5.0 $17.5
         State................................................    .1    .3    .9
                                                               ----- ----- -----
       Total current..........................................   8.1   5.3  18.4
                                                               ----- ----- -----
       Deferred tax expense:
         Federal..............................................   8.0   9.2   6.7
         State................................................   2.4   2.2   1.2
                                                               ----- ----- -----
       Total deferred.........................................  10.4  11.4   7.9
                                                               ----- ----- -----
       Total tax expense...................................... $18.5 $16.7 $26.3
                                                               ===== ===== =====

                            ALASKA AIR GROUP, INC.

  Income tax expense reconciles to the amount computed by applying the U.S. federal rate of 35% to income before taxes as follows (in millions):

                                                            1994   1995   1996
                                                            -----  -----  -----
   Income before income tax................................ $41.0  $34.0  $64.3
                                                            =====  =====  =====
   Expected tax expense.................................... $14.3  $11.9  $22.5
   Nondeductible expenses..................................   2.4    3.0    2.8
   State income tax........................................   1.5    1.8    1.0
   Other--net..............................................    .3     --     --
   Actual tax expense...................................... $18.5  $16.7  $26.3
                                                            =====  =====  =====
   Effective tax rate......................................  45.1%  49.1%  40.9%
                                                            =====  =====  =====

NOTE 9. BUSINESS SEGMENT INFORMATION

  Financial information for Alaska and Horizon follows (in millions):

                                                       1994     1995     1996
                                                     -------- -------- --------
   Operating revenues:
     Alaska......................................... $1,061.6 $1,142.3 $1,297.3
     Horizon........................................    256.9    279.5    301.3
   Operating income:
     Alaska.........................................     62.9     72.3     90.0
     Horizon........................................     12.9      4.2      0.1
   Total assets:
     Alaska.........................................  1,245.0  1,266.5  1,247.9
     Horizon........................................    152.3    154.9    173.3
   Depreciation and amortization expense:
     Alaska.........................................     47.7     58.2     55.9
     Horizon........................................      8.7      9.9     11.4
   Capital expenditures:
     Alaska.........................................    173.1     87.9    229.9
     Horizon........................................     15.5     15.4     39.9

                            ALASKA AIR GROUP, INC.

NOTE 10. FINANCIAL INSTRUMENTS

  The estimated fair values of the Company's financial instruments were as follows (in millions):

                                                             DECEMBER 31, 1995
                                                             ------------------
                                                             CARRYING   FAIR
                                                              AMOUNT    VALUE
                                                             ------------------
       Cash and cash equivalents............................  $   25.8 $   25.8
       Marketable securities................................     109.3    109.7
       Restricted deposits..................................      64.2     64.2
       Long-term debt.......................................     532.2    521.9
                                                             DECEMBER 31, 1996
                                                             ------------------
                                                             CARRYING   FAIR
                                                              AMOUNT    VALUE
                                                             ------------------
       Cash and cash equivalents............................  $   49.4 $   49.4
       Marketable securities................................      52.4     52.2
       Restricted deposits..................................      64.6     64.6
       Long-term debt.......................................     400.4    421.7

  The fair value of cash equivalents approximates carrying value due to the short maturity of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of restricted deposits approximates the carrying amount. The fair value of publicly traded long-term debt is based on quoted market prices, and the fair value of other debt approximates carrying value.

                             ALASKA AIR GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN MILLIONS)
                       ASSETS
                       ------
Current Assets
  Cash and cash equivalents..........................   $   49.4     $   98.7
  Marketable securities..............................       52.4         93.3
  Receivables--net...................................       69.7         88.1
  Inventories and supplies...........................       47.8         46.0
  Prepaid expenses and other assets..................       80.9         62.8
                                                        --------     --------
    Total Current Assets.............................      300.2        388.9
                                                        --------     --------
Property and Equipment
  Flight equipment...................................      815.9        871.3
  Other property and equipment.......................      270.4        295.5
  Deposits for future flight equipment...............       84.5         90.9
                                                        --------     --------
                                                         1,170.8      1,257.7
  Less accumulated depreciation and amortization.....      326.3        360.4
                                                        --------     --------
Capital leases
  Flight and other equipment.........................       44.4         44.4
  Less accumulated amortization......................       25.5         27.0
                                                        --------     --------
                                                            18.9         17.4
                                                        --------     --------
    Total Property and Equipment--Net................      863.4        914.7
                                                        --------     --------
Intangible Assets--Subsidiaries......................       61.6         60.1
                                                        --------     --------
Other Assets.........................................       86.2         87.0
                                                        --------     --------
Total Assets.........................................   $1,311.4     $1,450.7
                                                        ========     ========


          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                           CONSOLIDATED BALANCE SHEET

                                                          DECEMBER 31, SEPTEMBER 30,
                                                              1996         1997
                                                          ------------ -------------
                                                                (IN MILLIONS)
          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------
Current Liabilities
  Accounts payable.......................................   $   65.4     $   83.0
  Accrued aircraft rent..................................       52.8         57.0
  Accrued wages, vacation and payroll taxes..............       51.5         61.3
  Other accrued liabilities..............................       82.0         93.8
  Short-term borrowings (Interest rate: 1996--5.6%)......       47.0          --
  Air traffic liability..................................      163.0        183.9
  Current portion of long-term debt and capital lease
   obligations...........................................       24.1         28.8
                                                            --------     --------
    Total Current Liabilities............................      485.8        507.8
                                                            --------     --------
Long-Term Debt and Capital Lease Obligations.............      404.1        411.6
                                                            --------     --------
Other Liabilities and Credits
  Deferred income taxes..................................       49.5         84.1
  Deferred income........................................       18.1         20.2
  Other liabilities......................................       81.4         90.9
                                                            --------     --------
                                                               149.0        195.2
                                                            --------     --------
Shareholders' Equity
  Common stock, $1 par value
   Authorized: 50,000,000 shares
   Issued: 1996--17,223,281 shares
           1997--17,494,631 shares.......................       17.2         17.5
  Capital in excess of par value.........................      166.8        172.2
  Treasury stock, at cost: 1996--2,748,550 shares
                           1997--2,748,020 shares........      (62.6)       (62.6)
  Deferred compensation..................................       (2.7)        (2.1)
  Retained earnings......................................      153.8        211.1
                                                            --------     --------
                                                               272.5        336.1
                                                            --------     --------
    Total Liabilities and Shareholders' Equity...........   $1,311.4     $1,450.7
                                                            ========     ========


          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30
                                                           --------------------
                                                             1996       1997
                                                           ---------  ---------
                                                           (IN MILLIONS EXCEPT
                                                           PER SHARE AMOUNTS)
Operating Revenues
  Passenger............................................... $ 1,109.8  $ 1,191.9
  Freight and mail........................................      71.7       70.7
  Other--net..............................................      51.5       54.0
                                                           ---------  ---------
    Total Operating Revenues..............................   1,233.0    1,316.6
                                                           ---------  ---------
Operating Expenses
  Wages and benefits......................................     364.2      398.5
  Contracted services.....................................      30.9       35.5
  Aircraft fuel...........................................     173.3      174.8
  Aircraft maintenance....................................      71.7       82.1
  Aircraft rent...........................................     134.7      136.2
  Food and beverage service...............................      35.4       36.2
  Commissions.............................................      78.9       82.6
  Other selling expenses..................................      63.0       65.1
  Depreciation and amortization...........................      51.0       50.7
  Gain on sale of assets..................................      (2.8)      (0.9)
  Landing fees and other rentals..........................      46.8       50.3
  Other...................................................      88.5       93.7
                                                           ---------  ---------
    Total Operating Expenses..............................   1,135.6    1,204.8
                                                           ---------  ---------
Operating Income..........................................      97.4      111.8
                                                           ---------  ---------
Other Income (Expense)
  Interest income.........................................       8.1        7.0
  Interest expense........................................     (30.2)     (25.6)
  Interest capitalized....................................       0.2        3.6
  Other--net..............................................       0.5        2.1
                                                           ---------  ---------
                                                               (21.4)     (12.9)
                                                           ---------  ---------
Income before income tax..................................      76.0       98.9
Income tax expense........................................      32.4       41.6
                                                           ---------  ---------
Net Income................................................ $    43.6  $    57.3
                                                           =========  =========
Primary Earnings Per Share................................ $    3.06  $    3.90
                                                           =========  =========
Fully Diluted Earnings Per Share.......................... $    2.22  $    2.78
                                                           =========  =========
Shares used for computation:
  Primary.................................................      14.3       14.7
  Fully diluted...........................................      22.4       22.6

          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                 CAPITAL IN TREASURY
                          COMMON EXCESS OF   STOCK     DEFERRED   RETAINED
                          STOCK  PAR VALUE  AT COST  COMPENSATION EARNINGS TOTAL
                          ------ ---------- -------- ------------ -------- ------
                                               (IN MILLIONS)
Balances at December 31,
 1996...................  $17.2    $166.8    $(62.6)    $(2.7)     $153.8  $272.5
                          -----    ------    ------     -----      ------  ------
Net income for the nine
 months ended September
 30, 1997...............                                             57.3    57.3
Stock issued under stock
 plans..................    0.3       5.4                                     5.7
Treasury stock activity:
  Purchase (2,084
   shares)..............                       (0.1)                         (0.1)
  Sale (2,614 shares)...                        0.1                           0.1
Employee Stock Ownership
 Plan shares allocated..                                  0.6                 0.6
                          -----    ------    ------     -----      ------  ------
Balances at September
 30, 1997...............  $17.5    $172.2    $(62.6)    $(2.1)     $211.1  $336.1
                          =====    ======    ======     =====      ======  ======



          See accompanying notes to consolidated financial statements.

                             ALASKA AIR GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
                                                               (IN MILLIONS)
Cash flows from operating activities:
  Net income................................................. $  43.6  $  57.3
  Adjustments to reconcile net income to cash:
    Depreciation and amortization............................    51.0     50.7
    Amortization of airframe and engine overhauls............    24.9     26.3
    Gain on disposition of assets and debt retirement........    (2.8)    (0.9)
    Increase in deferred income taxes........................    23.4     34.6
    Decrease (increase) in accounts receivable...............    10.7    (18.4)
    Increase (decrease) in other current assets..............    (1.0)    20.0
    Increase in air traffic liability........................    43.5     21.0
    Increase in other current liabilities....................    27.6     43.4
    Other--net...............................................     1.0     (6.8)
                                                              -------  -------
      Net cash provided by operating activities..............   221.9    227.2
                                                              -------  -------
Cash flows from investing activities:
  Proceeds from disposition of assets........................    23.6      2.5
  Purchases of marketable securities.........................   (45.6)  (236.2)
  Sales and maturities of marketable securities..............    75.4    195.2
  Flight equipment deposits returned.........................     1.1      7.9
  Additions to flight equipment deposits.....................   (50.9)   (47.0)
  Additions to property and equipment........................  (160.8)  (269.8)
  Restricted deposits and other..............................     1.2     (0.7)
                                                              -------  -------
      Net cash used in investing activities..................  (156.0)  (348.1)
                                                              -------  -------
Cash flows from financing activities:
  Proceeds from short-term borrowings........................     --      56.4
  Repayment of short-term borrowings.........................   (65.9)  (103.4)
  Proceeds from sale and leaseback transactions..............    85.6    199.4
  Proceeds from issuance of long-term debt...................     --      28.0
  Long-term debt and capital lease payments..................   (80.5)   (15.9)
  Proceeds from issuance of common stock.....................    10.1      5.7
  Proceeds from sale of treasury stock.......................    10.9      --
                                                              -------  -------
      Net cash used in financing activities..................   (39.8)   170.2
                                                              -------  -------
Net increase in cash and cash equivalents....................    26.1     49.3
Cash and cash equivalents at beginning of period.............    25.8     49.4
                                                              -------  -------
Cash and cash equivalents at end of period................... $  51.9  $  98.7
                                                              =======  =======
Supplemental disclosure of cash paid during the period for:
  Interest (net of amount capitalized)....................... $  33.1  $  19.7
  Income taxes...............................................     6.6      1.5
Noncash investing and financing activities...................    None     None

          See accompanying notes to consolidated financial statements.

                            ALASKA AIR GROUP, INC.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS THAT HAVE CHANGED SIGNIFICANTLY
                DURING THE NINE MONTHS ENDED SEPTEMBER 30, 1997

NOTE 1. SUMMARY OF SIGNIFICANT POLICIES (SEE NOTE 1 TO CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 1996)

 Basis of presentation

  Effective with the second quarter 1997, three new line items have been added to the statement of income to provide more details of operating expenses. Contracted services includes the expenses for aircraft ground handling, security, temporary employees and similar outside services. Other selling expenses includes computerized reservations systems (CRS) charges, credit card commissions, advertising and promotional costs.

 Property, Equipment and Depreciation

  Effective January 1, 1997, the estimated salvage value of B737-400 flight equipment was changed to 10% from 20%. The new estimate was adopted to recognize the lower expected salvage values for this aircraft type. The annual effect of the change will be to increase depreciation expense $0.5 million and decrease net income $0.3 million ($.02 per share).

NOTE 2. COMMITMENTS (SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 1996)

  During the first nine months of 1997, Alaska's lease commitments increased approximately $200 million due to the sale and leaseback of four B737-400 aircraft under 18-year operating leases. During the first nine months of 1997, Horizon's lease commitments increased approximately $100 million due to the sale and leaseback of eight Dash 8-200 aircraft under 15-year operating leases.

================================================================================

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Forward-Looking Statements................................................   S-3
Incorporation of Certain Documents by Reference...........................   S-3
Prospectus Supplement Summary.............................................   S-5
Risk Factors..............................................................   S-8
The Company...............................................................  S-11
Use of Proceeds...........................................................  S-18
Capitalization............................................................  S-18
Price Range of Common Stock and Dividend Policy...........................  S-19
Selected Financial and Operating Data.....................................  S-20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-21
Management................................................................  S-28
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.......  S-29
Underwriting..............................................................  S-32
Legal Opinions............................................................  S-34
Experts...................................................................  S-34
                                PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Air Group and Alaska......................................................     3
Use of Proceeds...........................................................     4
Description of Common Stock...............................................     4
Plan of Distribution......................................................     5
Legal Opinions............................................................     5
Experts...................................................................     5
Index to Consolidated Financial Statements................................   F-1

================================================================================
================================================================================

                                3,000,000 SHARES

                       [LOGO OF ALASKA AIR GROUP, INC.]

                                  COMMON STOCK

                            -----------------------

                             PROSPECTUS SUPPLEMENT

                            -----------------------

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER


                                       , 1997

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS + +PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN + +OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY + +SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR +
+SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       +
+SECURITIES LAWS OF ANY SUCH STATE.                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 1997

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED AUGUST 22, 1996)

                                3,000,000 SHARES

                       [LOGO OF ALASKA AIR GROUP, INC.]
                                  COMMON STOCK

                                  -----------

  All the shares of Common Stock offered hereby are being sold by Alaska Air Group, Inc. ("Alaska Air Group" or the "Company"). Of the 3,000,000 shares of Common Stock offered, 450,000 shares are being offered outside the United States and Canada (the "International Offering") and 2,550,000 shares are being offered in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price per share and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "ALK." On November 14, 1997, the last reported sales price of the Common Stock on the NYSE was $35 1/2 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE S-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT  OR THE  ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                                       PRICE TO          UNDERWRITING        PROCEEDS TO
                                        PUBLIC            DISCOUNT(1)         COMPANY(2)
------------------------------------------------------------------------------------------
Per Share.......................          $                   $                   $
------------------------------------------------------------------------------------------
Total(3)........................          $                   $                   $
==========================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days of the date hereof, to purchase up to an additional 67,500 shares and 382,500 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $    , $     and $    ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York, New York on or about
       , 1997.

                                  -----------
MERRILL LYNCH INTERNATIONAL                           MORGAN STANLEY DEAN WITTER

                                  -----------

             The date of this Prospectus Supplement is      , 1997.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and each of the underwriters named below (the "International Managers") and concurrently with the sale of 2,550,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to each of the Managers, and each of the International Managers for whom Merrill Lynch International ("Merrill Lynch") and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"), has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER
                                                                           OF
       INTERNATIONAL MANAGERS                                            SHARES
       ----------------------                                            -------
       Merrill Lynch International .....................................
       Morgan Stanley & Co. International Limited.......................
                                                                         -------
            Total....................................................... 450,000
                                                                         =======

  The Company has also entered into an U.S. purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement and concurrently with the sale of 450,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 2,550,000 shares of Common Stock. The public offering price per share and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In each Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. In the event of default by an Underwriter, the Purchase Agreements provide that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreements may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of shares of Common Stock to the U.S. Underwriters, and vice versa.

  The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price set forth on the cover page of this Prospectus Supplement, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons; and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons, or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in each case, for transactions pursuant to the Intersyndicate Agreement.

  The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession
not in excess of $      per share of Common Stock. The International Managers
may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the directors and executive officers of the Company have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without the prior written consent of Merrill Lynch, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (other than, with respect to the Company, (a) shares issuable pursuant to the Offerings,
(b) shares issuable upon the exercise or conversion of currently outstanding securities of the Company and (c) the grant of certain rights pursuant to employee benefit plans).

  The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 382,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an additional 67,500 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to U.S. Underwriters.

  The Company has agreed to indemnify the several International Managers and the several U.S. Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the U.S. Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security before the distribution is completed.

  Neither the Company nor any of the Underwriters makes any representation or prediction, however, as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriters, from time to time, perform investment banking and other financial services for the Company and its subsidiaries, including Alaska Airlines and Horizon.

                                LEGAL OPINIONS

  The validity of the shares of Common Stock offered hereby will be passed upon for Alaska Air Group by Perkins Coie, Seattle, Washington, and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Alaska Air Group at December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus Supplement and the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein and therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

================================================================================

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Forward-Looking Statements................................................   S-3
Incorporation of Certain Documents by Reference...........................   S-3
Prospectus Supplement Summary.............................................   S-5
Risk Factors..............................................................   S-8
The Company...............................................................  S-11
Use of Proceeds...........................................................  S-18
Capitalization............................................................  S-18
Price Range of Common Stock and Dividend Policy...........................  S-19
Selected Financial and Operating Data.....................................  S-20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-21
Management................................................................  S-28
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.......  S-29
Underwriting..............................................................  S-32
Legal Opinions............................................................  S-34
Experts...................................................................  S-34
                                PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Air Group and Alaska......................................................     3
Use of Proceeds...........................................................     4
Description of Common Stock...............................................     4
Plan of Distribution......................................................     5
Legal Opinions............................................................     5
Experts...................................................................     5
Index to Consolidated Financial Statements................................   F-1

================================================================================

================================================================================

                                3,000,000 SHARES

                       [LOGO OF ALASKA AIR GROUP, INC.]

                                 COMMON STOCK

                            -----------------------

                             PROSPECTUS SUPPLEMENT

                            -----------------------

                          MERRILL LYNCH INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER


                                       , 1997


================================================================================